Exhibit 1

Annual Information Form

GROWN ROGUE INTERNATIONAL INC.

For the year ended October 31, 2020

Dated as of March 15, 2021

Grown Rogue International Inc., and its subsidiaries, will derive substantially all of its revenues from the cannabis industry in certain states of the United States, which industry is illegal under United States federal law. Grown Rogue International Inc. will be directly involved (through its licenced subsidiaries, affiliates, and managed entities) in the cannabis industry in the United States where local state laws permit such activities. Currently, its subsidiaries, affiliates, and managed entities are directly engaged in the cultivation, manufacture, possession, use, sale or distribution of cannabis in the medical and/or adult-use cannabis marketplaces in the States of Oregon and Michigan, as well as other states as the Company may deem desirable or appropriate for its current and future operations.

The United States federal government regulates drugs through the Controlled Substances Act (21 U.S.C. § 811), which places controlled substances, including cannabis, in a schedule. Cannabis is classified as a Schedule I drug. Under United States federal law, a Schedule I drug or substance has a high potential for abuse, no accepted medical use in the United States, and a lack of accepted safety for the use of the drug under medical supervision. The United States Food and Drug Administration has not approved cannabis as a safe and effective drug for any indication.

In the United States, cannabis is largely regulated at the state level. State laws regulating cannabis are in direct conflict with the federal Controlled Substances Act, which makes cannabis use and possession federally illegal. Although certain states authorize medical and/or adult-use cannabis production and distribution by licenced or registered entities, under United States federal law, the possession, use, cultivation, and transfer of cannabis and any cannabis-related drug paraphernalia is illegal and any such acts are criminal acts under federal law. The Supremacy Clause of the United States Constitution establishes that the United States Constitution and federal laws made pursuant to it are paramount and in case of conflict between federal and state law, the federal law shall apply.

On January 4, 2018, former United States’ Attorney General Jeff Sessions issued a memorandum to United States’ district attorneys which rescinded previous guidance from the United States Department of Justice specific to cannabis enforcement in the United States, including the Cole - ii - Memorandum (as defined herein). With the Cole Memorandum rescinded, United States’ federal prosecutors have been given discretion in determining whether to prosecute cannabis related violations of United States federal law, including in jurisdictions in which the production, distribution and use of cannabis is permitted under state law.

There is no guarantee that state laws legalizing and regulating the sale and use of cannabis will not be repealed or overturned, or that local governmental authorities will not limit the applicability of state laws within their respective jurisdictions. Unless and until the United States Congress amends the Controlled Substances Act with respect to medical and/or adult-use cannabis (and as to the timing or scope of any such potential amendments there can be no assurance), there is a risk that federal authorities may enforce current federal law. If the federal government begins to enforce federal laws relating to cannabis in states where the sale and use of cannabis is currently legal, or if existing applicable state laws are repealed or curtailed, Grown Rogue’s business, results of operations, financial condition and prospects would be materially and adversely affected. See the section entitled “Risk Factors” in this AIF for additional information on this risk.

In light of the political and regulatory uncertainty surrounding the treatment of cannabis-related activities in the United States, including the rescission of the Cole Memorandum discussed above, on February 8, 2018 the Canadian Securities Administrators published a staff notice (Staff Notice 51- 352) setting out the Canadian Securities Administrator’s disclosure expectations for specific risks facing issuers with cannabis-related activities in the United States. Staff Notice 51-352 confirms that a disclosure-based approach remains appropriate for issuers with cannabis-related activities in the United States. Staff Notice 51-352 includes additional disclosure expectations that apply to all issuers with cannabis-related activities in the United States, including those with direct and indirect involvement in the cultivation and distribution of cannabis, as well as issuers that provide goods and services to third parties involved in the Unites States cannabis industry.

Please see the table of concordance see the section entitled “United States Regulatory Framework” in this AIF for further information on the material facts, risks and uncertainties related to issuers with cannabis-related activities in the United States.

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ANNUAL INFORMATION FORM – Preliminary Notes

This annual information form (“AIF”) of Grown Rogue International Inc. is presented on a consolidated basis with its subsidiaries: Grown Rogue Unlimited, LLC (“GR Unlimited”); Grown Rogue Gardens, LLC (“GR Gardens”); Grown Rogue Distribution, LLC (“GR Distribution”); GRU Properties, LLC (“GRU Properties”); GRIP, LLC (“GRIP”); GR Michigan, LLC (“GR Michigan”) and Idalia, LLC; (collectively, “Grown Rogue” or the “Company” and referred to individually as the context may require).

All references to “Common Shares” refer to the issued and outstanding common shares in the capital of Grown Rogue International Inc., as constituted as of the date of this AIF.

All references to “common units” refer to limited liability company common membership units in the capital of the subsidiaries, as specified by the context.

All references to “cannabis” used herein refers to any part of the plant Cannabis sativa L., growing or not, with a delta-9 tetrahydrocannabinol (“THC”) concentration of more than 0.3 percent.

All dollar amounts in this AIF are expressed in Canadian dollars unless otherwise indicated. All information in this AIF is as of October 31, 2020, unless otherwise indicated.

Forward-Looking INFORMATION

This AIF contain forward looking statements and forward-looking information within the meaning of applicable Canadian securities laws (such forward looking statements and forward-looking information being collectively hereinafter referred to as “forward-looking statements”). Such forward-looking statements are based on expectations, estimates and projections as at the date of this AIF. Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often but not always using phrases such as “expects”, “is expected”, “anticipates”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends”, or variations of such words and phrases (including negative and grammatical variations), or stating that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements and are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, statements and information concerning: availability of financing, changes in domestic and international government regulation, general economic condition, general business conditions, limited time being devoted to business by directors, escalating professional fees, escalating transaction costs, completion of acquisitions and/or sales, competition, fluctuation in foreign exchange rates, competition, stock market volatility, unanticipated operating events and liabilities inherent in industry. Readers are cautioned that the foregoing list of important factors and assumptions is not exhaustive. Forward-looking statements are not guarantees of future performance and are inherently uncertain. Events or circumstances could cause the Company’s actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements.

Forward-looking statements are based on the beliefs of the Company’s management, as well as on assumptions, which such management believes to be reasonable based on information available at the time such statements were made. Certain forward-looking statements relating to medical and recreational marijuana, extracts, domestic and international markets and regulation, the general expectations of the Company related thereto, and the Company’s business and operations are based on estimates prepared by the Company using data from publicly available government sources, as well as from market-research and industry analysis and on assumptions based on data and knowledge of this industry that the Company believes to be reasonable. However, by their nature, forward-looking statements are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements are subject to a variety of risks, uncertainties and other factors which could cause actual results, performance or achievements to differ from those expressed or implied by the forward-looking statements, including, without limitation, related to the following: credit risk; liquidity risk; market risk; currency risk; interest risk; concentration risk; dependence on senior management; sufficiency of insurance; competition; general business risk and liability; risks related to the Canopy Option Agreement, regulation of the marijuana industry; regulatory risks; change in laws, regulations and guidelines; reliance on licence renewal; reliance on a single facility; limited operating history; factors which may prevent realization of growth targets; risks inherent in an agricultural business; vulnerability to rising energy costs; publicity or consumer perception; product liability; product recalls; reliance on key inputs; difficulties with forecasts; exchange restrictions on business; management of growth; litigation; dividends; limited market for securities; environmental and employee health and safety regulations, which are outlined in the section entitled “Risk Factors” in this AIF. In addition, the global financial and credit markets have experienced significant debt and equity market and commodity price volatility which could have a particularly significant, detrimental and unpredictable effect on forward-looking statements.

The list of risk factors set out in this AIF is not exhaustive of the factors that may affect any forward-looking statements of the Company. Actual results, performance or achievements could differ materially from those projected in the forward-looking statements as a result of the matters set out in this AIF generally and certain economic and business factors, some of which may be beyond the control of the Company. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, whether as a result of new information or future events or otherwise, except as may be required under applicable securities laws. For all of these reasons, the Company’s securityholders should not place undue reliance on forward-looking statements.

CORPORATE STRUCTURE

Name, Address and Incorporation

Grown Rogue International Inc. was amalgamated under the Business Corporations Act (Ontario) on November 30, 2009 under the name “Eagleford Energy Inc.”. The Company filed articles of amendment effective August 25, 2014 and changed its name to “Eagleford Energy Corp.”. The Company filed articles of amendment effective February 1, 2016 and changed its name to “Intelligent Content Enterprises Inc.”, and consolidated its common shares on the basis of one new share for every ten old shares. The Company filed articles of amendment effective May 26, 2017 and changed its name from “Intelligent Content Enterprises Inc.” to “Novicius Corp.” and consolidated its common shares on the basis of one new share for every ten old shares. On November 1, 2018, in preparation for the Transaction (as defined herein), the Company completed a consolidation of its common shares on the basis of 1.4 pre-consolidated common shares for one post-consolidated common share and changed its name to its current name, “Grown Rogue International Inc.”.

As of the date of this AIF, the Company has 121,990,553 Common Shares issued and outstanding (not including convertible securities). The Company has no preferred shares outstanding.

The Company’s registered and head office is located at 340 Richmond Street West, Toronto, Ontario M5V 1X2.

The Common Shares trade under the trading symbol “GRIN” on the Canadian Securities Exchange (the “CSE”) and are quoted on the OTCQB Venture Market in the United States under the symbol “GRUSF”.

Inter-corporate Relationships

Set out below is the structure of the Company and its material subsidiaries, including the jurisdiction of incorporation of the applicable subsidiary owned, controlled or directed by the Company:

Grown Rogue International Inc. (Ontario)

Grown Rogue Unlimited, LLC (Oregon)

Grown Rogue Gardens, LLC (Oregon)	Grown Rogue Distribution, LLC (Oregon)	Idalia, LLC (Oregon)	GRIP, LLC (Oregon)	GR Michigan, LLC (Michigan)

Notes:
(1)	The Company holds 100% of the equity of Grown Rogue Unlimited, LLC.
(2)	Grown Rogue Unlimited, LLC holds 100% of the equity of: Grown Rogue Gardens, LLC, GRU Properties, LLC and GRIP, LLC; approximately 89% of the equity of Grown Rogue Distribution, LLC, 87% of the equity of GR Michigan, LLC; and 60% of the equity of Idalia, LLC.
(3)	In addition to the entities shown above, Grown Rogue Unlimited, LLC holds 100% of the equity of: GRU Properties, LLC, an Oregon Limited Liability Company, which holds certain leases; and Grip, LLC an Oregon Limited Liability Company, which holds certain intellectual property assets.
(4)	Grown Rogue Unlimited, LLC holds an option to acquire an 87% equity interest in Canopy Management, LLC, a Michigan Limited Liability Company controlled by Obie Strickler, the Company’s Chief Executive Officer. Canopy Management, LLC has an option to acquire a 60% equity interest in Golden Harvests, LLC a licenced operator with an approximately 80,000 sq. ft. cannabis cultivation facility located in Bay City, Michigan. See “Events During the Financial Year Ended 2020 – Transaction with Golden Harvests, LLC” and “Risk Factors – Golden Harvests, LLC”.

GENERAL DEVELOPMENT OF THE BUSINESS

General

The Company is a cannabis company with operations primarily in the states of Oregon and Michigan whose mission is to inspire consumers to “enhance experiences” through cannabis. The Company has combined an expert management team, award winning grow team, state of the art indoor and outdoor manufacturing facilities, and consumer insight-based product categorization, to create innovative products thoughtfully curated from “seed to experience”. The Grown Rogue families of products include sun grown and indoor premium flower, and patented nitro sealed indoor and sun grown pre-rolls and jars.

On October 31, 2018, Grown Rogue Unlimited LLC (“GR Unlimited”), Novicius Corp. (“Novicius”), Grown Rogue Canada Inc. (“Grown Rogue Canada”) and Novicius Acquisition Corp. (“Novicius AcquisitionCo”) entered into a definitive transaction agreement which set out the terms for the reverse take-over of Novicius by GR Unlimited and the related transactions, including the GR Acquisition described below (the “Transaction”). The Company began trading its Common Shares through the facilities of the CSE under the symbol “GRIN” on November 26, 2018.

As part of the Transaction, the Company changed its name from “Novicius Corp.” to “Grown Rogue International Inc.” and consolidated its existing common shares on the basis of one Common Share for each 1.4 existing Common Shares. The unitholders of GR Unlimited exchanged their equity membership interests in GR Unlimited for Common Shares of the Company on a one-for-one basis. The Transaction resulted in the Company becoming the owner of all of the equity membership interests in GR Unlimited. In connection with the Transaction, GR Unlimited, directly and through Grown Rogue Canada, raised approximately CAD$6.5 million through brokered and non-brokered private placements.

In the three year history summary below, references to “Grown Rogue” or the “Company” for the period prior to the completion of the Transaction, refer to GR Unlimited.

History of Grown Rogue Prior to Completion of the Transaction

Prior to the completion of the Transaction, the Company developed a technology-based platform, through its wholly owned subsidiary DoubleTap Daily Inc. (“DoubleTap”) creating a digital media asset. Upon completion of the Transaction, the Company divested itself of DoubleTap and its former business.

Grown Rogue was formed on October 31, 2016 under the name “Grown Rogue Unlimited, LLC” to establish a fully integrated, seed to experience cannabis brand delivering high quality, consistent product to cannabis users in the state of Oregon. Grown Rogue manages indoor and outdoor growing facilities in the Rogue Valley of Southern Oregon to take advantage of the unique microclimates inherent to each of the various farm locations that helps create varied flavor and product profiles while retaining the unique core characteristics consumers’ desire.

Grown Rogue, an Oregon cannabis management company, through its subsidiaries, Grown Rogue Gardens, LLC (“GR Gardens”) and Grown Rogue Distribution, LLC (“GR Distribution”), acquired four licences (three producer licences for its cultivation facilities held by GR Gardens and one wholesale licence held by GR Distribution) to do business in the Oregon recreational marijuana market. Grown Rogue, through GR Gardens and GR Distribution, has been a licence holder operating in the Oregon recreational marijuana market since July of 2017.

Events During the Financial Year Ended 2017

Promissory Note Offerings

On February 1, 2017, Grown Rogue issued an unsecured promissory note in the principal amount of US$50,000 with simple interest accruing at a rate of 12% per annum. The promissory note was subsequently assigned to Grown Rogue’s wholly owned subsidiary, GRU Properties, LLC. All required payments under the note have been made as of the date of this AIF.

On October 1, 2017, Grown Rogue issued a note payable in the principal amount of US$500,000 with simple interest accruing at a rate of 25% per annum. Effective December 15, 2017, the note was exchanged for a convertible promissory note in the principal amount of US$500,000 with simple interest accruing at a rate of 25% per annum.

Convertible Promissory Note Offerings

On February 1, 2017, Grown Rogue issued an unsecured convertible promissory note in the principal amount of US$100,000 with simple interest accruing at a rate of 15% per annum. Prior to the Transaction, the original principal amount of the note and all accrued and unpaid interest was converted into 557,151 common units.

On February 1, 2017, Grown Rogue issued an unsecured convertible promissory note in the principal amount of US$100,000 with simple interest accruing at a rate of 15% per annum. Prior to the Transaction, the original principal amount of the note and all accrued and unpaid interest was converted into 485,379 common units.

On June 1, 2017, Grown Rogue issued an unsecured convertible promissory note in the principal amount of US$637,775 to J. Obie Strickler, the Company’s current Chief Executive Officer, with simple interest accruing at a rate of 25% per annum. On June 1, 2018, the original principal amount of the note and all accrued and unpaid interest was converted into 4,350,823 common units.

On July 26, 2017, Grown Rogue’s wholly owned subsidiary, GRU Properties, issued an unsecured convertible promissory note in the principal amount of US$100,000 (“GRU Properties Note 1”), with simple interest accruing at a rate of 50% per annum for the first six months. GRU Properties Note 1 became due on February 1, 2018 and was extended by the holder for an additional six months. On January 31, 2018, US$50,000 of the principal was repaid, the remaining principal of US$50,000 was extended to August 1, 2018 and $25,000 of accrued and unpaid interest was converted into common units of GR Unlimited. On August 1, 2018, the holder accepted a new convertible promissory note of US$57,500 in exchange for the previous note in the amount of US$50,000 and US$7,500 of accrued interest. The new note had a maturity date of August 1, 2019 and interest of 12.5% per annum. Prior to the Transaction, the holder converted the note and accrued interest into common units, including the conversion of GRU Properties Note 2 (as defined below).

On July 27, 2017, Grown Rogue’s wholly owned subsidiary, GRU Properties issued an unsecured convertible promissory note in the principal amount of US$100,000 (“GRU Properties Note 2”), with simple interest accrued at 50% per annum for the first six months. GRU Properties Note 2 became due on February 2, 2018 and was extended by the holder for six months. On January 31, 2018, the note and unpaid interest of US$25,000 were converted into 89.8 common units of GR Unlimited. Prior to the Transaction, the holder converted US$50,000 of the principal balance of GRU Properties Note 1 and US$100,000 of the principal balance of GRU Properties Note 2, and accrued interest from both notes, into 462,500 common units.

On October 1, 2017, Grown Rogue issued an unsecured convertible promissory note in the principal amount of US$250,000 to J. Obie Strickler with simple interest accruing at a rate of 50% per annum. On March 31, 2018, the principal and all accrued and unpaid interest was converted into 1,644,188 common units.

On October 20, 2017, Grown Rogue issued an unsecured convertible promissory note in the principal amount of US$100,000 with simple interest accruing at a rate of 50% per annum. The principal amount of the promissory note was repaid off on December 1, 2018, and the remaining accrued interest of US$40,000 owing thereon was settled by a cash payment of US$30,000 in May of 2020.

On October 23, 2017, Grown Rogue issued an unsecured convertible promissory note in the principal amount of US$50,000 with simple interest accruing at a rate of 50% per annum. Prior to the Transaction, the holder converted the original principal amount of US$50,000 and all accrued and unpaid interest into 174,079 Common Shares.

On November 7, 2017, Grown Rogue issued a convertible promissory note in the principal amount of US$300,000 to Jacques Habra, a former officer of Grown Rogue, with simple interest accruing at a rate of 50%. Prior to the Transaction, the original principal amount of the note and all accrued and unpaid interest was converted into 1,585,714 common units.

On November 14, 2017, Grown Rogue entered into an agreement with certain purchasers to issue a series of notes in the aggregate principal amount of US$550,000, with substantially similar terms, including maturity, interest rates, and conversion terms. Approximately one-half of the principal and accrued but unpaid interest was paid by Grown Rogue on August 20, 2018. The remaining principal and any accrued but unpaid interest was paid on October 31, 2018.

On December 15, 2017, Grown Rogue issued an unsecured convertible promissory note in the principal amount of US$1,000,000, such note accruing simple interest at a rate of 25% per annum. Of the US$1,000,000 principal, US$500,000 was comprised of the exchange of the promissory note issued on October 1, 2017, described above. Prior to the Transaction, the original principal amount of the note and all accrued and unpaid interest was converted into 4,782,284 Common Shares.

Asset Transfer from Canopy Wyoming

In January of 2017, Grown Rogue completed an asset transfer with Canopy Management, LLC (“Canopy Wyoming”), a Wyoming limited liability company that controlled facilities that operated as an Oregon medical cannabis producer under the Oregon Medical Marijuana Program. The acquisition with Canopy Wyoming was a related party transaction given that, at the time of the transaction, Mr. J. Obie Strickler was the majority owner and sole manager of Canopy Wyoming and the sole owner and manager of Grown Rogue. Under the terms of the asset transfer agreement (the “Canopy Management Agreement”), Grown Rogue acquired the assets and related equipment for the Manzanita Glenn and Trail’s End facilities (as described below) and assumed the leases from Canopy Wyoming. Canopy Wyoming transferred title of assets which comprised approximately 50% of the assets of Canopy Wyoming at that time, by contributing equipment in the amount of $144,379 as a capital contribution in Grown Rogue. Canopy Wyoming had initially acquired the purchased assets for approximately US$125,000 in June 2016, which was the cost of development of the properties for cultivation. Grown Rogue, through its wholly owned subsidiary, GR Gardens, has retrofitted and converted the former Canopy Wyoming medicinal facilities into new licenced production facilities solely for the recreational market.

In addition, Canopy Wyoming sold finished product inventory to GR Gardens on May 1, 2017 payable to Canopy Wyoming in cash when such inventory was processed and sold into the Oregon recreational market. The amount GR Gardens agreed to pay Canopy Wyoming would be reflective of market prices of the product to retail locations (without additional margin for GR Gardens). All inventory previously owned by Canopy Wyoming has been liquidated and the amount owed to Canopy Wyoming was adjusted to reflect market price conditions at the time of sale by GR Gardens in the recreational market. Accordingly, the then current adjusted amount owed to Canopy Wyoming for the purchased inventory was US$180,799.

Cal-Green Transaction

On December 1, 2017, Grown Rogue entered into a technology licence agreement (the “Technology Licence Agreement”) with Cal-Green Farms Inc. (“Cal-Green”). Under the terms of the agreement, Cal-Green granted to Grown Rogue the exclusive licence to certain intellectual property in the field of development, breeding, cultivation, growing, harvesting, processing and commercializing cannabis, hemp and related plants and products known as the “Progenix” technology (the “Technology”). In exchange for the Technology, prior to the Transaction Grown Rogue issued 6,600,000 common units to Cal-Green which were distributed to the beneficial owners of Cal-Green on a pro-rata basis. This transaction was completed between arm’s-length parties.

The Transaction

On September 28, 2017, Novicius and Grown Rogue announced that the parties had entered into a non-binding letter of intent (the “Letter of Intent”) to effect a business combination of the parties. The Letter of Intent was superseded by the definitive agreement (the “Definitive Agreement”) dated October 31, 2018, providing for the terms and conditions on which the parties would consummate the Transaction.

Events During the Financial Year Ended 2018

Summary of the Transaction

On October 31, 2018, the Novicius, Grown Rogue, Grown Rogue Canada and Novicius AcquisitionCo entered into the Definitive Agreement which set out the terms for the reverse take-over of Novicius by Grown Rogue.

Grown Rogue Canada raised funds in connection with the Transaction by offering the Brokered Subscription Receipts (as defined herein) and subsequently amalgamated with Novicius AcquisitionCo on the closing of the Transaction.

The closing of the Transaction, which included the transactions and financings described below, was completed on November 15, 2018. On the closing date of the Transaction, Novicius acquired the business of Grown Rogue and the funds raised by Grown Rogue Canada.

GR Acquisition

In November of 2018, the securityholders of GR Unlimited entered into agreements with Novicius whereby Novicius acquired 100% of the total number of units, warrants and debentures of GR Unlimited (the “GR Acquisition Agreements”). Pursuant to the terms of the GR Acquisition Agreements, the unitholders of GR Unlimited agreed to exchange all of their common units for Common Shares of Grown Rogue International Inc., the entity resulting from the completion of the Transaction so that, after the completion of such exchange, the Company became the owner of 100% of the total number of units of GR Unlimited (the “GR Acquisition”). As such, the GR Acquisition resulted in a total of 60,746,202 common units being exchanged for 60,746,202 Common Shares at a deemed price of $0.44 per share. Similarly, the holders of warrants and convertible debentures of GR Unlimited exchanged such securities for warrants and convertible debentures, with substantially the same terms, of Grown Rogue on a one for one basis. The transaction was completed on November 15, 2018, which resulted in the Company becoming the 100% owner of GR Unlimited.

Although the GR Acquisition resulted in GR Unlimited becoming a wholly-owned subsidiary of the Company, the GR Acquisition constituted a reverse take-over of the Company in as much as the former unitholders of GR Unlimited own a majority of the outstanding shares of the Company.

Non-Brokered Offering of Subscription Receipts by Grown Rogue

As part of the Transaction, GR Unlimited completed a non-brokered private placement of subscription receipts (the “GRU Subscription Receipts”) on August 14, September 6, September 11 and October 9, 2018 for gross proceeds of $1,659,250 with each GRU Subscription Receipt being sold for $0.44. Under its terms, each GRU Subscription Receipt was automatically converted and immediately cancelled, without any further action by the holder of such GRU Subscription Receipt, and for no additional consideration, into one unit of GR Unlimited (the “GR Units”) upon the satisfaction of certain conditions. Each GR Unit consists of one common unit and one GR Unlimited purchase warrant (the “GR Warrants”). Each GR Warrant being exercisable into one common unit of GR Unlimited at an exercise price of $0.55 per unit for 24 months.

On November 15, 2018 and the GRU Subscription Receipts were converted into 3,771,023 common units and 3,771,023 GR Warrants. The common units and GR Warrants issued upon conversion of the GRU Subscription Receipts were exchanged on a one for one basis for Common Shares and RTO Warrants (as defined below), respectively, pursuant the GR Acquisition Agreements.

The offering of GRU Subscription Receipts resulted in net proceeds of $1,601,176, after deducting the fees and expenses of the agent.

Offering of Convertible Debentures by Grown Rogue

As part of the Transaction, GR Unlimited completed a private placement of convertible debentures (the “Debentures”) on August 14, 2018 for gross proceeds of $1,500,000. A rate of interest of 2% per quarter from the date of issuance of the Debentures was payable quarterly in arrears on the last day of March, June, September and December of each year. The Debentures matured on August 14, 2020. The Debentures were convertible into common units of Grown Rogue at a price of $0.44 per unit and the Debentures are secured by a general security agreement granting a security interest in all of Grown Rogue’s and its subsidiaries’ property and assets.

The Debentures were exchanged for debentures of the Company, on substantially the same terms, upon the completion of the GR Acquisition (the “RTO Debentures”). The principal amount outstanding together with any unpaid interest is convertible, in part or whole, into Company Shares, at the option of the debenture holders at the conversion price of $0.44 per share (the “Conversion Price”). If at any time the RTO Debentures are outstanding, the Company issues securities at a price lower than the Conversion Price, then the Company will adjust the Conversion Price down to that same price. See “Events During the Financial Year Ended 2020 – Amendment of Convertible Debentures and Warrant Cancellation”.

As part of GR Unlimited’s Debenture offering, Grown Rogue Canada offered GRC Warrants (as defined below) to the purchasers of the Debentures at a purchase price of $0.0001 per warrant. The purchasers of the Debentures subscribed for 3,409,091 GRC Warrants (as defined below). The GRC Warrants (as defined below) were exchanged for RTO Warrants (as defined below) pursuant to the Amalgamation. If at any time the Debentures are outstanding, the Company issues warrants at price lower than the exercise price of the RTO Warrants (as defined below), then the Company will adjust the exercise price of the RTO Warrant’s held by the holders of the Debentures to that same exercise price.

The offering of Debentures resulted in net proceeds of $1,395,000, after deducting the fees and expenses of the agent. The net proceeds of this financing were used by GR Unlimited for its warehouse buildout in Oregon, working capital purposes and preparation for its California expansion. See “Events During the Financial Year Ended 2018 – GRD Cali, LLC”.

Offering of Option by Grown Rogue

On October 30, 2018, Grown Rogue issued an option for $649,079 to purchase 1,475,179 common units and warrants to purchase 1,675,179 common units for an exercise price of $0.55 per common unit. Prior to the Transaction, the option was exercised and the underlying securities were exchanged for 1,475,179 Common Shares and 1,675,179 RTO Warrants with an exercise price of $0.55 per share. At the time of issuance, the RTO Warrants expired two years following the date of the Transaction, however the expiry date was subsequently automatically extended for an additional three years in accordance with the terms and conditions of the certificates evidencing the RTO Warrants. The Company has the right to accelerate the expiry date of the RTO Warrants during the extended term if the Common Shares close at or above $0.70 per share for a period of twenty (20) consecutive trading days on the CSE. The Company is entitled to accelerate the expiry of the RTO Warrants during the extended term to that date that is not less than 45 days from the date of delivery of a notice to the holder announcing the exercise of the acceleration right.

Brokered Offering of Subscription Receipts by Grown Rogue Canada

Grown Rogue Canada, a related entity of Grown Rogue, completed a brokered private placement of subscription receipts (the “Brokered Subscription Receipts”) for $0.44 per Brokered Subscription Receipt on July 5, August 14, September 19 and October 30, 2018 for gross proceeds of $2,725,323. Under its terms, each Brokered Subscription Receipt was automatically converted and immediately cancelled, without any further action by the holder of such Brokered Subscription Receipt, and for no additional consideration, into one unit of Grown Rogue Canada (the “GRC Units”) upon the satisfaction of certain conditions. The Brokered Subscription Receipts were issued pursuant to the terms of a subscription receipt agreement (the “Subscription Receipt Agreement”) dated July 5, 2018 between Grown Rogue Canada, M Partners Inc., as lead agent, and Capital Transfer Agency, ULC, as subscription receipt agent (the “Escrow Agent”). Each GRC Unit consisted of one share in the capital of Grown Rogue Canada (the “GRC Shares”) and one Grown Rogue Canada common share purchase warrant (the “GRC Warrants”). Each GRC Warrant was exercisable into one GRC Share at an exercise price of $0.55 per GRC Share for 24 months.

On November 15, 2018 and the Brokered Subscription Receipts were converted into 6,193,917 GRC Shares and 6,193,917 GRC Warrants. The GRC Shares and GRC Warrants issued upon conversion of the Brokered Subscription Receipts were immediately exchanged, without additional consideration, for Common Shares and RTO Warrants (as defined below), respectively, on completion of the Amalgamation (see below). Each RTO Warrant was exercisable into one Common Share at an exercise price of $0.55 per Common Share for 24 months. The RTO Warrants expired on November 15, 2020.

M Partners Inc. and PI Financial Corp. (the “Agents”) offered the Brokered Subscription Receipts to prospective purchasers on a reasonable best efforts agency private placement basis and, in connection therewith, Grown Rogue Canada, Grown Rogue, Novicius and the Agents entered into an agency agreement (the “Agency Agreement”) pursuant to which the Agents received an aggregate cash commission equal to 7% of the gross proceeds of the offering, less a $10,000 work fee which has already been paid to the Agent, subject to certain exceptions mentioned below (the “Agent’s Fee”). In addition, the Agents received on closing a number of broker warrants (the “GRC Broker Warrant” and together with the Agent’s Fee, the “Agent’s Compensation”) equal to 7% of the number of Brokered Subscription Receipts issued under the offering subject to certain reductions in respect of purchasers on a president’s list (“President’s List”) submitted by the Company to the Agents. Each GRC Broker Warrant entitled the holder thereof to subscribe, at the offering price of $0.44, for one GRC Unit for 24 months following the closing. The Agent received on closing an aggregate cash fee of 3.5% of the gross proceeds raised from investors on the President’s List and a number of GRC Broker Warrants equal to 3.5% of the number of Subscription Receipts sold to investors on the President’s List, in lieu of the Agent’s Compensation.

Pursuant to the Agency Agreement, the Agents’ also received an aggregate cash commission of 3.5% of the gross proceeds of the GRU Subscription Receipts offering, and GRC Broker Warrants equal to 3.5% of the number of GRU Subscription Receipts sold to investors. Pursuant to the Agency Agreement, the Agents’ also received an aggregate cash commission of 7% of the gross proceeds of the offering of Debentures and GR Broker Warrants equal to 7% of the number of common units convertible under the Debentures.

The net proceeds from the offering of Brokered Subscription Receipts (together with accrued interest) was $2,585,667 after deducting the applicable Agent’s Fee and expenses of the Agent and the Escrow Agent, and was released to Grown Rogue Canada upon satisfaction of the escrow release conditions which occurred on November 15, 2018.

Amalgamation between Grown Rogue Canada and Novicius AcquisitionCo

Pursuant to the terms of the Definitive Agreement, the Novcius acquired all of the issued and outstanding shares of Grown Rogue Canada by way of a three-cornered amalgamation, resulting in the formation of Grown Rogue Canada Corp. (“Amalco”) (the “Amalgamation”). As a result of the Amalgamation, all of the shares of Grown Rogue Canada (the “GRC Shares”) and Novicius AcquisitionCo (“Novicius AcquisitionCo Shares”) were exchanged into an equal amount of Common Shares. Out of 7,133,707 Common Shares issued under the Amalgamation: 6,193,917 shares were issued for the benefit of the purchasers of the Brokered Subscription Receipts, 839,790 shares were issued to Debt Conversion participants and 100,000 were issued for services to a director of Grown Rogue Canada. All Common Shares under the Amalgamation were issued at a deemed price of $0.44 per share. In consideration of the issue by the Company of the Common Shares to the former shareholders of Grown Rogue Canada, Amalco issued to the Resulting Issuer one common share of Amalco for each Common Share issued to the shareholders of Grown Rogue Canada. The Company also received one share of Amalco in exchange for each issued and outstanding share of Novicius AcquisitionCo held by the Company. As a result of the Amalgamation, Amalco became a wholly-owned subsidiary of the Company. The GRC Warrants were exchanged, without additional consideration or action, for the same number of common share purchase warrants of the Company (the “RTO Warrants”). In addition, the GRC Broker Warrants were exchanged, without additional consideration or action, for the same number of broker warrants of the Company (the “RTO Broker Warrants”). In addition, the Novicius AcquisitionCo Warrants were exchanged for the same number of RTO Warrants. Each RTO Warrant is exercisable into one Common Share at an exercise price of $0.55 per Common Share for 24 months. Each RTO Broker Warrant being exercisable into one Common Share and one RTO Warrant at an exercise price of $0.44 per unit for 24 months.

In accordance with debt settlement agreements between the Issuer and certain of its arm’s length and non-arm’s length creditors, the parties agreed to assign an aggregate of $369,508 in indebtedness owing to the Issuer to Novicius AcquisitionCo. The debt was subsequently converted (the “Debt Conversion”) into 839,790 units of Novicius AcquisitionCo at $0.44 per unit (the “Debt Conversion Units”). Each Debt Conversion Unit was comprised of one common share of Novicius AcquisitionCo (a “Debt Conversion Share”) and one Novicius AcquisitionCo purchase warrant (“Novicius AcquisitionCo Warrants”). Each Novicius AcquisitionCo Warrant being exercisable into one common share at an exercise price of $0.55 per share for 24 months. In accordance with the Definitive Agreement, the Debt Conversion Shares were exchanged for 839,790 Common Shares at the time of the Amalgamation, and the 839,790 Novicius AcquisitionCo Warrants were exchanged, without additional consideration or action, for the same number of RTO Warrants.

GRD Cali, LLC

On December 5, 2018, Grown Rogue announced that it had entered into a strategic partnership pursuant to which the Company would have the use of a 16,000 square foot building in the heart of California’s cannabis growers’ region, Humboldt County, California as part of its multi-state expansion into California. Grown Rogue established GRD Cali, LLC (“GRD Cali”) for its California operations and has received licensing approval from the City of Eureka. GRD Cali was sold in 2019 for a purchase price of US$85,000. See “Sale of Former California Subsidiary” below.

Partnership with Chocolatier

On December 10, 2018, Grown Rogue announced that it had entered into a partnership with Jeff Shepherd with respect to THC and CBD infused chocolate products under the Company’s GRAM and Grown Rogue brands. As of the date of this AIF, the THC and CBD infused chocolate products are not an integral part of Grown Rogue’s business.

Events During the Financial Year Ended 2019

Blue Zebra Option Agreement

On January 15, 2019, the Company announced the signing of a memorandum of understanding to expand its brand and products into Michigan, through a strategic partnership with established local cannabis operators and investors. The Company entered into binding agreement (the “Blue Zebra Option Agreement”) with Blue Zebra Community LLC (“Blue Zebra”), pursuant to which the Company had the option to acquire operational control of certain cannabis related assets in Michigan pending municipal and state regulatory approval. The Blue Zebra Option Agreement was subsequently terminated and superseded by the Blue Zebra Termination Agreement, see “Blue Zebra Termination Agreement” below for further details.

Non-Brokered Offering of Convertible Debentures

On May 7, 2019, Grown Rogue completing a non-brokered private placement of secured convertible debentures (the “Convertible Debentures”) with an aggregate principal amount of $1,500,000. The Convertible Debentures bear interest at a rate of 2% per calendar quarter and mature on August 10, 2020. The Convertible Debentures are convertible into Common Shares at a conversion price that is the lesser of: (i) $0.44 per Common Share, or (ii) the lowest price for which securities of the Company are issued while such Convertible Debentures remain outstanding (the “Conversion Price”). If, within 90 days of the issuance of the Convertible Debentures, the Company fails to complete an offering of securities for gross proceeds of at least $1,000,000, then the Conversion Price shall be reduced to $0.30 per Common Share. On closing, the Company issued to the purchasers of the Convertible Debentures 3,409,091 common share purchase warrants (the “CD Warrants”). The CD Warrants are exercisable for a period of two (2) years from issuance into Common Shares at an exercise price equal to the lesser of (i) $0.55 per Common Share; or (ii) the lowest price for which warrants of the Company are issued while such CD Warrants remain outstanding. If, during the term of the CD Warrants, the Company issues warrants with an exercise price below $0.55 per Common Share (the “Other Warrants”), the Company will issue to the purchasers, on the same terms and conditions of the Other Warrants, additional warrants to equal the number of CD Warrants that would have been issued if the reduced offering price was used to calculate the number of CD Warrants issued. The principal use of funds was for continued expansion investment in the Michigan assets, namely one cultivation center, and two retail dispensaries - including a midtown Detroit location. Additional funds were dedicated to go-to-market strategies in California featuring Grown Rogue branded products and wholesale products.

OTCQB Venture Market Listing

On May 14, 2019, the Company announced that its Common Shares commenced trading on the OTCQB Venture Market under the symbol “GRUSF”.

Inferno Gardens Transaction

On June 7, 2019, Grown Rogue announced that it had entered into a binding letter of intent (the “Inferno Gardens LOI”) to expand further into Michigan through a strategic acquisition and partnership with Inferno Gardens Inc. (“Inferno Gardens”), an experienced cannabis operator in Muskegon whose assets include the local approval for one retail dispensary and a 24,000 square foot indoor manufacturing facility that will include both cultivation and processing when fully constructed. The Inferno Gardens LOI lapsed on August 31, 2019 in accordance with the terms of the Inferno Gardens LOI and the transactions contemplated thereby were ultimately not consummated as proposed.

Receipt of Full Patent from the United States Patent and Trademark Office

On July 22, 2019, Grown Rogue announced that the United States Patent and Trademark Office (“USPTO”) awarded the Company with a patent for its innovative “Certified Fresh” Nitrogen Sealed Pre-Rolls. The Nitrogen Sealing Process eliminates oxygen through nitrogen injection which preserves the freshness of the dried cannabis flower.

Blue Zebra Termination Agreement

On August 2, 2019, Grown Rogue announced the termination of the Blue Zebra Option Agreement. In connection with the termination, Grown Rogue and Blue Zebra entered into a termination agreement (the “Blue Zebra Termination Agreement”), pursuant to which Grown Rogue issued to Blue Zebra 2,148,117 common share purchase warrants with an exercise price of $0.44 per share (the “Blue Zebra Warrants”). The Blue Zebra Warrants expire on June 28, 2023. Grown Rogue will have the right to accelerate the expiry date of 25% of the Blue Zebra Warrants during the term if the shares of Grown Rogue close at or above $1.00 per share for a period of twenty (20) consecutive days. An additional 25% of the Blue Zebra Warrants will accelerate if the shares of Grown Rogue close at or above $1.50 per share for a period of twenty (20) consecutive days, and the remainder of the Blue Zebra Warrants will accelerate if the shares of the Grown Rogue close at or above $2.00 per share for a period of twenty (20) consecutive days. Further, Grown Rogue had granted to Blue Zebra a pre-emptive right to maintain ownership of up to 5% of Grown Rogue’s Common Shares, which right has expired as of the date of this AIF. The Blue Zebra Warrants vest 40% on the issuance date with the remaining Blue Zebra Warrants vesting upon certain events relating to the activities of Helios Holdings, LLC in the Michigan cannabis industry. As of the date of this AIF, 40% of the Blue Zebra Warrants have vested in accordance with the terms and subject to the conditions of the Blue Zebra Termination Agreement.

Issuance of Securities for Services

On October 2, 2019, Grown Rogue announced the issuance of an aggregate of 754,000 Common Shares to certain directors, officers and consultants of the Company as compensation for services previously provided to the Company.

On November 14, 2019, Grown Rogue announced the issuance of an aggregate of 1,058,750 Common Shares to certain directors, officers and consultants of the Company as compensation for services previously provided to the Company.

Events During the Financial Year Ended 2020

Non-Brokered Offering of Units

On February 10, 2020, Grown Rogue announced that it had completed the first tranche of a non-brokered private placement offering through the issuance of 5,000,000 units at a price of $0.10 per unit for gross proceeds of $500,000. Each unit issued in connection therewith being comprised of one Common Share in the capital of the Company and one common share purchase warrant, each warrant entitling the holder thereof to acquire one Common Share at a price equal to 25% premium of the unit price until February 10, 2022. The Company has the right to accelerate the expiry of the warrants to thirty (30) days following written notice to the holder if the shares close at or above $0.25 per share for a period of ten (10) consecutive trading days on the CSE. The second tranche was completed on May 15, 2020, whereby the Company issued 10,000,000 units of the Company at a price of $0.10 per unit for total gross proceeds of $1,000,000.

In connection with the non-brokered private placement of units, Grown Rogue provided Plant Based Investment Corp. (formerly, Cannabis Growth Opportunity Corporation) (“PBIC”) with a pre-emptive right to participate in future offerings of Grown Rogue securities in order to maintain its percentage of ownership at the time of such offering.

In addition, Grown Rogue agreed to nominate one person recommended by PBIC for election as a director of the Company at future meetings of the Company’s shareholder where directors are to be elected and the ability, while PBIC does not have its nominee on the Company’s board, to appoint a board observer. In addition, PBIC and Grown Rogue entered into subscription agreements to exchange approximately $1,500,000 worth of each other’s shares (the “Share Swap”). Under the terms of the Share Swap, Grown Rogue received 2,362,204 common shares of PBIC at a price of $0.635 per share, and PBIC received 15,000,000 Common Shares at a price of $0.10 per share. As part of the Share Swap, each of PBIC and Grown Rogue signed a voting and resale agreement (the “Cannabis Growth Voting and Resale Agreement”) providing that each party will be required to vote the shares acquired under the Share Swap as recommended by the other party and will be restricted from trading the shares for a period of 18 months.

Transaction with Golden Harvests, LLC

GR Michigan entered into an option to purchase controlling interest agreement (the “Original Golden Harvests Option Agreement”) dated February 6, 2020, with David Pleitner and Allan Pleitner (collectively, the “Golden Harvests Optionors”), pursuant to which the Golden Harvests Optionors granted to GR Michigan the option to acquire 60% of the outstanding membership interests of Golden Harvests, LLC (“Golden Harvests”). Golden Harvests is a Michigan limited liability company and licenced operator with an approximately 80,000 sq. ft. cannabis cultivation facility located in Bay City, Michigan. GR Michigan also entered into an exclusive management services agreement with Golden Harvests on such date to provide consulting services to it for a variety of business functions primarily focused on cultivation, sales, branding and marketing, and compliance.

Subsequently, the transaction as initially contemplated by the Original Golden Harvests Option Agreement was restructured with the aim of expediting the regulatory approvals needed to complete the indirect acquisition by the Company of a 60% equity interest in Golden Harvests. To this end, on February 4, 2021, the parties to the Original Golden Harvests Option Agreement entered into an agreement terminating such agreement. On the same date, the Golden Harvests Optionors and Canopy Management, LLC (“Canopy Management”), a Michigan registered company controlled by Obie Strickler, the Company’s Chief Executive Officer, entered into an option to purchase controlling interest agreement (the “Golden Harvests Option Agreement”), pursuant to which the Golden Harvests Optionors granted to Canopy Management an option (the “Golden Harvests Purchase Option”) to acquire 60% of the outstanding membership interests of Golden Harvests at any time prior to February 4, 2023. Also, on February 4, 2021, Mr. Strickler and GR Unlimited entered into an option agreement (the “Canopy Purchase Option Agreement”), pursuant to which Mr. Strickler granted to GR Unlimited an option (the “Canopy Purchase Option”) to acquire 87% of the outstanding membership interests in Canopy Management at any time prior to February 4, 2023.

In consideration for the Canopy Purchase Option and the purchase of the membership interest in Canopy Management, upon any exercise of the Canopy Purchase Option pursuant to the terms of the Canopy Purchase Option Agreement, GR Unlimited, will pay to Strickler all amounts payable by Canopy Management to the Golden Harvests Optionors under the Golden Harvests Option Agreement when and as such amounts are due and payable.

Under the terms of the Golden Harvests Option Agreement, in order to exercise the Golden Harvests Purchase Option, Canopy Management must provide to the Golden Harvests Optionors, prior to February 4, 2023, the following consideration:

(a)	On or before February 6, 2021, Canopy Management will (i) pay to Golden Harvests Optionors $200,000, and (ii) cause to be issued to the Golden Harvests Optionors 200,000 shares of common stock of Grown Rogue free and clear of any liens or encumbrances (other than any restrictions under applicable federal, state, or provincial securities laws).

(b)	On or before February 6, 2021, Canopy Management will (i) pay to Golden Harvests Optionors an additional $260,000 (this payment and the payment described in 3(a)(i) above are each referred to in this Agreement as an “Installment Payment”), and (ii) cause to be issued to Golden Harvests Optionors an additional 200,000 Common Shares of Grown Rogue (together with the shares described in (a)(ii) above, the “Installment Shares”) free and clear of any liens or encumbrances (other than any restrictions under applicable federal, state, or provincial securities laws).

(c)	Canopy Management may, in its sole discretion, extend the due date for the Installment Payment and Installment Shares due by up to six months provided that, in consideration for such extension, Canopy Management pays to Golden Harvests Optionors an additional 200,000 Common Shares of Grown Rogue to be issued to Golden Harvests Optionors (free and clear of any liens or encumbrances (other than any restrictions under applicable federal, state, or provincial securities laws)), on or promptly following the original due date.

(d)	Canopy Management may, in its sole discretion, extend the due date of up to 50% of the Installment Payment due under (a) above by up to 12 months, provided that, in consideration for such extension, Canopy Management shall pay to Golden Harvests Optionors $2,000 per month until the earlier of 12 months or the amount extended under (d) has been paid in full.

(e)	If February 6, 2021, occurs after Canopy Management has exercised the Golden Harvests Purchase Option, then the membership interest purchase agreement to be entered into amongst the parties in respect of the option exercise contemplated in the Golden Harvests Option Agreement will include Canopy Management’s obligation to pay the remaining Installment Payment(s) and to cause to be issued any remaining Installment Shares.

As of February 6, 2021, the amount of US$460,000 remained payable, plus the issuance of 200,000 Common Shares of the Company, of which US$100,000 was paid and 200,000 Common Shares of the Company were issued to the Golden Harvests Optionors. Of the remaining US$360,000 that is outstanding under the Golden Harvests Option Agreement: (i) US$260,000 is due on August 6, 2021, along with the issuance of an additional 200,000 Common Shares of the Company to the Golden Harvests Optionors; (ii) US$100,000 is due on February 5, 2022 for which Canopy Management is paying US$2,000 per month (plus applicable interest); and (iii) US$200,000 and an additional 200,000 Common Shares of the Company issued to the Golden Harvests Optionors will become due and payable when the Golden Harvests Purchase Option in accordance with the terms and subject to the conditions of the Golden Harvests Option Agreement.

Cease Trade Order and Resumption of Trading

On March 5, 2020, a failure to file cease trade order was issued by the Ontario Securities Commission concerning the Company because the Company did not timely file its annual financial statements and related management’s discussion and analysis, and the related certifications of the annual filings for the year ended October 31, 2019. The cease trade order was revoked on March 23, 2020.

Debt Financing of GR Michigan

On March 20, 2020, Grown Rogue announced that its majority owned subsidiary, GR Michigan issued a secured promissory note in the principal amount of USD$600,000 (the “Debt Financing”). The note carries a two-year term, with monthly payments of principal commencing on June 15, 2020. Once the principal is repaid, each investor will receive a gross revenue royalty (the “Royalty”) of 1% per $100,000 invested based on any cannabis business that is majority owned by GR Michigan. The Royalty has a term of 2 years with maximum amount of two times the principal invested in the Debt Financing and a minimum amount equal to the principal amount of the note. Grown Rogue has the right, but not the obligation, to purchase the Royalty from any investor by paying the principal invested by such investor in the Debt Financing.

In addition, Grown Rogue pledged 100% of its ownership interests in GR Michigan to the investors in the Debt Financing as security until the principal of the note is repaid in full, 50% of its ownership interests in GR Michigan during year 1 of the Royalty payments and 33% of its ownership interests in GR Michigan during year 2 of the Royalty payments. Each investor in the Debt Financing also received 1% of the membership units in GR Michigan for every $100,000 invested, representing a value of USD$5,000. In exchange for services rendered, certain investors in the Debt Financing received an additional 1% of the membership units, one of which is a director of Grown Rogue. The President and Chief Executive Officer of Grown Rogue received 5% of the membership units in GR Michigan as part of his compensation for the structuring of the Debt Financing and leading Grown Rogue’s expansion into the Michigan market. Insiders of Grown Rogue invested an aggregate of USD$300,000 in the Debt Financing and received a 3% Royalty and 9% of the membership units in GR Michigan.

Issuance of Securities for Services

On March 27, 2020, Grown Rogue announced the issuance of an aggregate of 1,100,000 Common Shares to certain former and current consultants of the Company. The abovementioned Common Shares were issued at a price of $0.10 per share and are subject to a four month hold period expiring on July 27, 2020.

On May 4, 2020, Grown Rogue announced the issuance of an aggregate of 620,000 Common Shares to certain directors, officers and consultants of the Company. In addition, the Company issued 200,000 Common Shares to an existing member of Golden Harvests, LLC in connection with the first tranche of the consideration to be provided for the Company’s previously announced acquisition of an option to purchase a 60% controlling interest of Golden Harvests, LLC. The abovementioned Common Shares were issued at a price of $0.10 per share and are subject to a four month hold period expiring on September 5, 2020.

Sale of Former California Subsidiary

On June 9, 2020, Grown Rogue announced that it had completed the sale of its former California subsidiary, GRD Cali, LLC, which included a warehouse and assets in Eureka, California for USD$85,000 in cash with the buyer additionally assuming approximately USD$30,000 of liabilities.

Amendment of Convertible Debentures and Warrant Cancellation

On July 10, 2020, Grown Rogue announced the amendment of the terms of its secured convertible debentures and has cancelled the related common share purchase warrants issued pursuant to non-brokered private placements in November of 2018 and May of 2019 (collectively, the “Amendments”). In addition, the Company announced the grant of an aggregate of 3,575,000 stock options to certain employees and consultants of the Company, exercisable at a price of $0.15 per share for a period of four years from the date of grant. The Company also issued a total of 255,636 Common Shares to certain directors and employees of the Company relating to amounts owed for services rendered. As of the date of this AIF, the amount owing under the Debentures is approximately $1,058,334.

Pursuant to the Amendments, the maturity date of the Debentures was extended from August 10, 2020 to November 1, 2021 and the conversion price was lowered from $0.44 to $0.125 per Common Share. The new conversion price represents a 25% premium to the price that was required to be lowered to pursuant to the terms of the debentures. In addition, the Amendments provide that all 6,818,182 Warrants have been cancelled, and the same number of new warrants have been issued to the holders thereof (the “New Warrants”). The terms of the New Warrants are the same as the Warrants, except that (i) the expiry date of the New Warrants has been extended to November 1, 2021, (ii) the exercise price of the New Warrants has been lowered from $0.55 to $0.16 per Common Share, and (iii) the New Warrants issued to the investors who participated in the private placement in May of 2019 do not include the requirement for the Company to issue additional warrants to the warrant holders in the event the Company issues warrants with an exercise price below $0.55 per Common Share during the term of such New Warrants. In consideration for the extension of the maturity date of the Debentures issued in 2019, the Company has issued an aggregate of 1,590,910 additional common share purchase warrants to the holders of such Debentures upon the same terms and conditions as the New Warrants.

Receipt of Class-C Adult Use Licence by Golden Harvests

On August 11, 2020, Golden Harvests received state and local approval for its first Class-C Adult Use Licence. Golden Harvests is a limited liability company incorporated in Michigan in which Grown Rogue may acquire an indirect interest through the exercise of an option granted to its subsidiary, GR Michigan, entitling GR Michigan to acquire a 87% equity interest in Canopy Management, which in turn has an option to acquire a 60% equity interest in Golden Harvests. The Class-C Adult-Use (Recreational) licence allows Golden Harvests to grow an additional 2,000 plants, while selling its high quality and consistent indoor flower to cannabis retailers approved for adult use sales across the state of Michigan. Golden Harvests also has two Class C Licences under the Medical Marijuana Facilities Licensing Act (Medical) that permits up to 3,000 plants in its 80,000 sq. foot Bay City facility. The Class-C-Adult-Use (Recreational) licences held by Golden Harvests were renewed as of March 9, 2021.

In order to capitalize on the increased plant count under the Class-C Adult Use licence, GR Michigan has committed an additional US$250,000 towards Golden Harvest’s facility expansion, which will add 2,500 sq. feet of flower canopy.

On August 11, 2020, Grown Rogue announced that, in connection with the Original Golden Harvests Option Agreement, the Company exercised its option to extend for six months the payment of US$200,000 in cash and 200,000 Common Shares to the Golden Harvests Optionors in connection with the exercise of the option to acquire a 60% interest in Golden Harvests as provided for therein. In exchange for the delay, Grown Rogue paid to the owners of Golden Harvests US$25,000 in cash and 25,000 Common Shares.

In addition, a holder of a Grown Rogue debenture elected to convert a principal amount of $100,000 in exchange for 800,000 Common Shares at a price of $0.125 per share. The conversion was completed, and the Common Shares were issued pursuant to the terms of the debenture certificate that was issued on May 7, 2019 and amended on July 10, 2020.

Events Since the Financial Year Ended October 31, 2020

Issuance of Securities for Services

On November 18, 2020, Grown Rogue announced that it issued a total of 240,908 Common Shares to certain directors and employees of the Company relating to amounts owed for services rendered. In addition, the Company issued 25,000 Common Shares to an existing member of Golden Harvests in connection with the extension of the next payment of cash and shares owed under the terms of the Original Golden Harvests Option Agreement. The abovementioned Common Shares were issued at a price of $0.11 per share.

Investments in Subsidiaries

On December 8, 2020, Grown Rogue announced debt and equity investments in GR Distribution; combined with a further equity investment in February 2021, in the aggregate amount of US$850,000. GR Distribution sold 11.875 common units at a price of US$40,000 per common unit for total proceeds of US$475,000. The unit holders have the future right to convert their common units in the subsidiary into Common Shares of the Company at the greater of $0.20 or the maximum permitted discount under the policies of the CSE at the time of conversion. GR Distribution issued unsecured promissory notes in the amount of US$375,000, which bear interest at a rate of 10% per annum, payable monthly and have a three-year maturity date. In addition, the subsidiary will make payments in months 39, 42, 45, and 48 that will double the principal investment (minus any interest paid).

Issuance of Promissory Note to GR Gardens

On December 2, 2020, GR Gardens issued an unsecured promissory note to a certain member of management in the principal amount of US$150,000 in exchange for a loan of such amount. The note bears interest at a rate of 10% per annum, accruing monthly with a 12-month maturity. The Company has the right to extend up to 50% of the principal amount under the note for up to six months by paying a one-time cash extension fee of 10% of the amount extended. The funds are expected to be used to complete the previously announced build out of its indoor facility in Medford, Oregon, which is expected to add 2,500 sq. ft. of flowering capacity while also increasing vegetative capacity at the facility.

Non-Brokered Offering of Common Shares and Units

On January 19, 2021, Grown Rogue completed the first or two tranches of a non-brokered private placement offering, pursuant to which it issued an aggregate of 2,031,784 Common Shares at a price of $0.125 per share for gross proceeds of $253,973. In addition, Golden Harvests issued an unsecured promissory note in the amount of $250,000. Terms of the note include 10% interest, payable monthly and a 3-year maturity. Also, Golden Harvests will make payments in months 39, 42, 45, and 48 that will double the principal investment (minus any interest paid). The terms of the note require 400,000 Common Shares to be issued to the holder within 90 days at market price at the time of issuance. The funds will be used for continued expansion of the Golden Harvests’ 80,000 square foot facility located in Bay City, Michigan.

On February 5, 2021, Grown Rogue completed the second tranche of the offering, pursuant to which it issued an aggregate of 8,200,000 units of the Company at a price of $0.16 per unit for gross proceeds of $1,312,000. Each unit was comprised of one Common Share and one common share purchase warrant, each warrant entitling the holder to purchase one Common Share at an exercise price of $0.20 per share for a period of two years. The Company has the right to accelerate the expiry date of the warrants to be thirty (30) days following written notice to the holder if during the term the Common Shares close at, or above, $0.32 on each trading day for a period of ten (10) consecutive trading days.

HSCP, LLC Transaction

On February 8, 2021, Grown Rogue announced that its subsidiary, Grown Rogue Distribution, LLC signed a definitive agreement and management services agreement dated February 5, 2021 with HSCP, LLC (“HSCP”), a subsidiary of Acreage Holdings Inc., relating to the acquisition of a previously operational 30,000 square foot indoor facility located in Medford, Oregon as well as a fully operational retain dispensary in Portland, Oregon, the 6th largest metro area on the west coast. Grown Rogue expects to take possession of the retail operation in two to four months, after regulatory approval of the transaction.

Offering of Special Warrants

On March 5, 2021, Grown Rogue completed a brokered private placement offering (the “Special Warrant Offering”), pursuant to which it issued an aggregate of 21,056,890 special warrants (each a “Special Warrant”) at a price of $0.225 (the “Issue Price”) per Special Warrant for aggregate gross proceeds of $4,737,800.25. Each Special Warrant entitles the holder thereof to receive, for no additional consideration, one unit of the Company (a “Unit”), each consisting of one Common Share and one Common Share purchase warrant (a “Warrant”). Each Warrant entitles the holder thereof to purchase one Common Share at an exercise price of $0.30 for a period of twenty-four (24) months following the closing date of the Special Warrant Offering.

The Special Warrants are exercisable by the holders thereof at any time for no additional consideration and all unexercised Special Warrants will be deemed to be exercised, without any further action or payment of additional consideration by the holder thereof, on the date that is the earlier of: (i) the date that is three (3) business days following the date on which the Company obtains a receipt from the applicable securities regulatory authorities for a (final) short form prospectus qualifying distribution of the Common Shares and warrants underlying the Special Warrants, and (ii) July 6, 2021. If the Company has not received a receipt for the prospectus on or before April 5, 2021, each unexercised Special Warrant will thereafter entitle the holder to receive upon the exercise or deemed exercise thereof, at no additional consideration, 1.10 Units, consisting of 1.10 Common Shares and 1.10 Warrants (instead of one Unit consisting of one Common Share and one Warrant).

The Company paid to Eight Capital (the “Agent”) a cash commission of $253,745.63 and issued the Agent an aggregate of 1,127,758 broker warrants of the Company (the “Broker Warrants”) exercisable to acquire 1,127,758 compensation options (the “Compensation Options”) in connection with the Special Warrant Offering. As consideration for certain advisory services provided in connection with the Offering, the Company paid to the Agent an advisory fee of $25,500 and issued the Agent an aggregate of 113,500 advisory warrants (the “Advisory Warrants”) exercisable to acquire 113,500 Compensation Options. Each Compensation Option entitles the holder thereof to purchase one unit of the Company (a “Compensation Unit”) at the Issue Price for a period of twenty-four (24) months following the closing date of the Special Warrant Offering. Each Compensation Unit will be comprised of one Common Share and one common share purchase warrant of the Company (a “Compensation Warrant”). Each Compensation Warrant shall entitle the holder thereof to purchase one Common Share at a price of $0.30 for a period of twenty-four (24) months following the closing date of the Special Warrant Offering.

Significant Acquisitions and Dispositions

Other than the Transaction and the GR Acquisition, the Company has not completed any significant acquisitions or dispositions for which disclosure is required under Part 8 of NI 51-102.

DESCRIPTION OF THE BUSINESS

Summary

Grown Rogue, headquartered in Medford, Oregon, is a multi-state cannabis company curating high quality and consistent flower that allows consumers to enhance life experiences. Grown Rogue is a mid-premium brand that classifies its products based on “Mind, Body & Mood” effects which resonates with consumers from the “canna-curious” through the “canna-serious”. Grown Rogue aims to educate, inspire and empower consumers with information about cannabis so they can “enhance experiences” by selecting the appropriate product for individual needs. Grown Rogue is focused on high quality, low-cost production of flower and flower-based products. Flower continues to be the leading product category in most every state as compared to other categories such as edible, vape cartridges, pre-rolls, or concentrates.

Oregon

Grown Rogue, through its wholly owned subsidiary, GR Gardens, operates four cultivation facilities, in Oregon comprising approximately 130,000 square feet of cultivation area, that currently service the Oregon recreational marijuana market: “Manzanita Glen” (sun grown), “Trail’s End” (sun grown), and two state-of-the-art indoor facilities (“Warehouse 1” and “Warehouse 2”). Warehouse 2 is comprised of assets acquired in February 2020, and approximately doubled its indoor productive capacity, which the Company is currently operating under a management services agreement. GR Gardens currently holds three producer licences in Oregon from the Oregon Liquor Control Commission, for the three properties described below, one wholesaler licence, and one processor licence. GR Gardens is currently not operating the processor licence.

GR Gardens is responsible for production of recreational marijuana using outdoor and indoor production methodologies. “Manzanita Glen” and “Trails End” are both outdoor, sun grown farms, with 40,000 square feet of flowering canopy, for a total of 80,000 square feet, sitting on a combined land package of approximately 45 acres.

Grown Rogue’s Oregon business is head-quartered in the world-renowned Emerald Triangle, which is known world-wide for the quality of its cannabis. The Emerald Triangle includes the southern part of Oregon and northern part of California. The company is able to capitalize on an ideal outdoor growing environment where it can produce high-quality, low-cost cannabis flower. The two sun-grown farms produce one crop per year, which is planted in June and harvested in October.

With approximately 17,000 square feet indoor Warehouse 1, Grown Rogue is able to produce high-quality indoor flower through controlled atmosphere environment operations. By carefully controlling temperature, humidity, carbon dioxide levels, and other criteria, Grown Rogue is able to provide year-round supply of high-quality cannabis flower with multiple harvests per month. Grown Rogue has been constructing the final two flower rooms in the facility with the facility expected to be fully constructed by the end of February 2021 with an additional eight dedicated flower rooms.

Warehouse 2 added an additional 30,000 square feet of indoor productive space to GR Gardens’ assets and management of the Company estimates annual production in 2021 of 2,400 pounds from this facility, with estimates of annual production in 2022 and beyond of 5,000 is possible. It is a short distance from Warehouse 1, which is a benefit to operating efficiency, and is equipped with state-of-the-art equipment which facilitates the implementation of best practices already developed at Warehouse 1.

The total annual production capacity for Grown Rogue’s Oregon operations, depending on the current constructed capacity, ranges between 6,000 and 7,000 pounds based on sun grown seasonality and strain performance. With the addition of Warehouse 2, Grown Rogue expects this annual Oregon production capacity to increase to approximately 11,000 to 12,000 pounds annually.

Michigan

As discussed above under the sub-heading “Events During the Financial Year Ended 2020 - Transaction with Golden Harvests, LLC”, pursuant to the terms of the Canopy Purchase Option Agreement, GR Unlimited holds the Canopy Purchase Option, providing it the option to acquire 87% of the outstanding membership interests of Canopy Management, which holds the Golden Harvests Purchase Option, an option to acquire a 60% equity interest in Golden Harvests. Golden Harvests has an approximately 80,000 square foot facility, of which approximately 25,500 square feet is operational.

As of the date of this AIF, the Company has paid $275,000 in cash and approximately $13,000 in shares towards option consideration and has invested approximately $452,000 in capital contributions as part of the investment in Golden Harvests.

If the Company exercises the Canopy Purchase Option (and Canopy Management exercises the Golden Harvests Purchase Option) in 2021, the Company believes that through its indirect interest in Golden Harvests, the Company would add up to an additional approximately 3,000 pounds of high-quality indoor flower production capacity in 2021 and potentially up to 5,500 pounds of production capacity in 2022. If the Canopy Purchase Option and the Golden Harvests Purchase Option are exercised, GR Michigan would oversee this capacity under the terms of its management services agreement with Golden Harvests.

See the section entitled “Risk Factors – Golden Harvests, LLC” in this AIF.

Production and Services

Grown Rogue produces a range of cultivars for consumers to enjoy (traditionally classified as indicas, sativas, or hybrids). Grown Rogue has a mix of “core” and “limited” strains to provide consumers with consistent and unique purchasing options at their local dispensary. Grown Rogue flower has won multiple awards in Oregon, which is one of the most competitive cannabis production environments in the world, including the prestigious Growers Cup competition on two occasions. Grown Rogue also won 1st place for highest THC content, 1st place for highest terpene content, and 3rd place in the grower’s choice category 2018 and won 1st place for highest terpene content in 2019. In addition, the company believes it achieved an outdoor production potency record in the state of Oregon, when its Monkey Train cultivar tested at a THC potency of 35.13%.

Genetics

Grown Rogue is committed to developing unique, proprietary genetics and has allocated research and development space to develop new strains, while also phenotype hunting to identify new and exciting strain options that will resonate with consumers. Grown Rogue has developed a compelling mix of proprietary strains, along with a library of “fan favorites” to ensure that consumer and dispensary demand will remain strong for its flower and flower-derived products. All Grown Rogue genetics are rigorously tested to establish the genetic makeup of each strain in its portfolio. Grown Rogue continues to focus on bringing new unique genetics to ensure a steady flow of innovative flower and flower products.

Distribution and Sales

Grown Rogue distributes product directly to Oregon dispensaries and aims to provide quality, consistent and a variety of products, year-round. Grown Rogue’s sales team works closely with dispensary owners and intake managers to provide consistent product, competitive prices, and service using sales techniques from other industries such as pharmaceutical and liquor.

By way of example, Grown Rogue has developed end user product marketing collateral and other educational information regarding Grown Rogue products as part of all sales with dispensaries that include strain type, testing results, information on the product and other necessary information to clearly articulate the product being provided. Each product is uniquely packaged all while maintaining brand consistency across the product suite.

Grown Rogue works with dispensary owners to develop promotional opportunities for the retail customers and bud tenders. Grown Rogue provides detailed tutorials to the staff and owners of the dispensaries around the product and how it is grown, processed, cured, packaged and other items so that they are intimately familiar with the Grown Rogue process. Grown Rogue also invites dispensary owners and operators to Grown Rogue’s operating facilities so they can see first-hand the methods and processes used to create the product.

Branding

Management of Grown Rogue believes that developing compelling branding that engages, inspires, and creates transparency and trust with consumers is one of the most important aspects of building a successful cannabis company. Cannabis product branding has been evolving from promising high-quality flower, to providing descriptions of the effect a consumer should expect from a particular product.

Grown Rogue was one of the first brands in the United States to go to market with this type of branding as part of the ROGUE Categorization (Relax, Optimize, Groove, Uplift and Energize). The focus was to provide consumers with “The right experience, every time” made easier by a simple product description that was not cannabis based, such as sativa or indica.

Grown Rogue has leveraged consumer insights and product feedback to evolve the messaging to provide significantly more detail so consumers can make a more informed choice about which Grown Rogue products will optimally enhance their experience.

Grown Rogue’s unique “Mind, Body & Mood” product descriptions provide a level of detail about the expected cannabis experience that is much more insightful and beneficial than competitors. Instead of one word, such as Relax, describing a product, Grown Rogue has six words across three categories, which is both palatable to consumers as well as informative about the products.

In order to grow the Grown Rogue community and spread knowledge of its products, Grown Rogue leverages social media and other digital platforms. Grown Rogue aspires to eliminate the “dark mystery” historically associated with cannabis by empowering consumers to learn about the plant and then “enhance experiences” as they desire. The transition from prohibition to legal cannabis has provided the cannabis community with an opportunity to welcome a large group of new members and it is vital that product education is completed in an authentic and informative manner to ensure that everyone’s first cannabis experience is not only positive but also as expected.

Marketing and Advertising

Grown Rogue’s marketing channels include a comprehensive, fully responsive (mobile) interactive website. The website has been search engine optimized and includes calls to action that encourage consumers to become part of the Grown Rogue community by joining its newsletter list or following the company on social media. Grown Rogue is focused on providing education to new and existing consumers, which is available through its monthly newsletter or via the Blog section of its website. Consumers can find information about Grown Rogue, different types of cannabis products and general industry information.

Grown Rogue strategically leverages digital advertising, primarily on industry websites such as “Leafly” and “Weedmaps”, and have selectively advertised in endemic and non-endemic magazines including “Grow”, “Northwest Leaf”, “Oregon Leaf”, “Dope”, “Portland Mercury”, and “Willamette Weekly”.

Grown Rogue has established a social media presence that includes Facebook, Twitter, and Instagram. Grown Rogue’s social identity will be defined by delivering fresh content and keeping interaction with followers/fans prompt and positive. Grown Rogue intends to attract existing cannabis industry participants as well as people not familiar with the industry by creating a positive, inclusive environment where dialogue is encouraged. The goal is to change existing stereotypes and overcome the stigmas associated with the cannabis industry.

Trademarks and Patents

Grown Rogue actively seeks to protect its brands and intellectual property. Grown Rogue, through its subsidiary GRIP, currently has eleven different trademarks that have been submitted to the USPTO for registration, with the following trademarks that have been registered with the USPTO:

1.	“Grown Rogue” was filed on September 22, 2017 and registered on August 7, 2018 under Registration No. 5537240;

2.	“The Right Experience Every Time” was filed on September 29, 2017 and registered on August 7, 2018 under Registration 5537260; and

3.	“Sizzleberry” was filed on September 29, 2017 and registered on August 7, 2018 under Registration 5537259.

GRIP filed a patent for its nitrogen sealed glass containers on February 15, 2018 with the USPTO. The nitrogen sealed glass containers preserve the freshness of the flower and essential terpenes to improve the “entourage effect.” The USPTO issued GRIP United States Patent Number 10,358,282 on July 23, 2019. Several third parties have contacted Grown Rogue to request licensing information on this technology. Grown Rogue plans on introducing the nitrogen sealed containers in each of the new markets the Company enter and may licence the technology to third parties operating in markets in which Grown Rogue is not currently licenced.

Social and Environmental Policies

Grown Rogue employs sustainable business models in all of its operations. Grown Rogue maintains the highest standards of environmental stewardship in cultivation. This includes sustainable water sources with optimization of reclamation and recapture from runoff and recycling of water input. Grown Rogue uses only natural and sustainable products in all applications, including nutrients and integrated pest management. Grown Rogue aims to maintain the highest level of sustainable cannabis practices through its focus on sustainable and natural cultivation methods.

Grown Rogue hires and pays competitive wages to all of its team members and is very involved in each of the communities where it operates.

When wildfires ravaged Oregon, particularly Jackson County, Grown Rogue quickly mobilized to support teammates and their families who lost homes or were adversely impacted, while also donating over $20,000 to community fire relief funds and organizing a Cannabis Coalition Fire Relief Fund with the United Way of Jackson County.

Plans for Expansion and Economic Outlook

Grown Rogue continues to focus on taking its learnings and experience from Oregon into new markets across the US. During the last two years, Grown Rogue has established a platform that excels at licensing, compliance, understanding consumer purchasing preferences, and product innovation. This platform that places Grown Rogue in a superior position to capitalize on new markets compared to our competitors. Oregon is a highly competitive cannabis market, and management of Grown Rogue believe that it has excelled in this market by implementing standard business practices that make the Company well suited for entering and building successful brand presence in newly legalized cannabis markets.

The recently completed expansion into Warehouse 2 (described above) represents a template for growth and execution against management’s strategy of being a high-quality, low-cost flower producer. As other growth opportunities arise under favorable financial terms, management can activate known and repeatable systems into new assets.

Management of Grown Rogue believes that the future of the cannabis industry is in the branded products and the some of the notable brands are emerging from the west coast, which is an area that has become well known for producing high quality cannabis products. Grown Rogue differentiates itself from other cannabis companies in the market by focusing on establishing a larger number of licences in fewer states in order to capitalize on the economies of scale necessary to maximize profits. Over the next 12 months, Grown Rogue is plans to focus on furthering its footprint and market share in the Oregon market, continuing to add to the portfolio projects in Michigan, including acquiring its indirect interest in Golden Harvests by exercising the Canopy Purchase Option, and looking at strategic opportunities in other states in which the Company does not currently operate.

With the recent shift in political landscape, Grown Rogue has also begun analyzing the potential for federal de-regulation and the subsequent ability to export cannabis products across state lines. Oregon, as well as other states along the west coast of the United States, have been recognized for producing high quality cannabis and management of Grown Rogue believes that Oregon will become a central hub for exportation of cannabis products across the United States, and possibly internationally. Grown Rogue’s location in the Emerald Triangle provides a unique product differentiator due to the ability to produce high quality, low-cost sun grown flower due to the favourable environmental conditions that occur naturally in Southern Oregon. Management believes that Grown Rogue’s strategy will allow it to maintain itself as a competitive presence in the cannabis market.

Zoning and Land Use Requirements

Applicants in Oregon and Michigan are required to comply with all local zoning and land use requirements and provide written authorization from the property owner where the commercial cannabis operations are proposed to take place, which must dictate that the applicant has the property owner’s authorization to engage in the specific state-sanctioned commercial cannabis activities proposed to occur on the premises.

Record-Keeping and Continuous Reporting Requirements

Oregon and Michigan’s state licence application processes require comprehensive criminal history, regulatory history, financial and personal disclosures, coupled with stringent monitoring and continuous reporting requirements designed to ensure only good actors are granted licences and that licensees continue to operate in compliance with the State regulatory program.

Operating Procedure Requirements

Applicants must submit standard operating procedures describing how the operator will, among other requirements, secure the facility, manage inventory, comply with the Michigan and Oregon’s seed-to-sale tracking requirements, dispense cannabis, and handle waste, as applicable to the licence sought. Once the standard operating procedures are determined compliant and approved by the applicable state regulatory agency, the licensee is required to abide by the processes described and seek regulatory agency approval before any changes to such procedures may be made. Licensees are additionally required to train their employees on compliant operations and are only permitted to transact with other legal and licensed businesses.

Site-Visits & Inspections

All licensees will not be able to obtain or maintain state licensure, and thus engage in commercial cannabis activities in the states of Oregon and Michigan without satisfying and maintaining compliance with state and local law. As a condition of state licensure, operators must consent to random and unannounced inspections of the commercial cannabis facility as well as all of the facility’s books and records to monitor and enforce compliance with applicable state law. Many localities have also enacted similar standards for inspections, and the state has already commenced site visits and compliance inspections for operators who have received state temporary or annual licensure.

Specialized Skill and Knowledge

Knowledge with respect to cultivating and growing medical marijuana is important to the medical marijuana industry. Variables such as temperature, humidity, lighting, air flow, watering and feeding cycles are meticulously defined and controlled to produce consistent product and to avoid contamination. The product is cut, sorted and dried under defined conditions that are established to protect the activity and purity of the product. Once processing is complete, every processing batch is subjected to full testing against stringent quality specifications set for activity and purity.

The Company has recruited grow team with specialized skill sets unique to indoor agricultural cultivation and growing marijuana.

Competitive Conditions

The Company continues to face intense competition from the illicit market as well as other companies, some of which can be expected to have longer operating histories and more financial resources and manufacturing and marketing experience than the Company.

Increased competition by larger and better financed competitors could materially and adversely affect the Company’s business, financial condition, results of operations and prospects. Growers of cannabis and retailers operating in the illicit market continue to hold significant market share throughout the United States and are effectively competitors to the Company by diverting customers away due to product offering, price point, anonymity and convenience. Outdoor cultivation also significantly reduced the barrier to entry as it reduced the demands on start-up capital required for new entrants in the cannabis industry. It may also ultimately lower prices as capital expenditure requirements related to growing outside are typically much lower than those associated with indoor growing.

Employees

As at October 31, 2020, the Company’s most recent financial year-end, the Company and its subsidiaries had an aggregate of 41 employees.

Foreign Operations

As described above, the Company’s operations are principally carried out in the United States of America in Oregon and Michigan. The Company is dependent on its operations in Oregon to carry on business as currently conducted.

UNITED STATES Regulatory Framework

In accordance with Staff Notice 51-352 of the Canadian Securities Administrators, as amended (“Staff Notice 51-352”), below is a table of concordance that is intended to assist readers in identifying those parts of this AIF that address the disclosure expectations outlined in Staff Notice 51-352:

Industry Involvement	Specific Disclosure Necessary to Fairly Present all Material Facts, Risks and Uncertainties	AIF Cross Reference
All issuers with U.S. Marijuana-Related Activities

Describe the nature of the issuer’s involvement in the U.S. marijuana industry and include the disclosures indicated for at least one of the direct, indirect and ancillary industry involvement types noted in this table.

Corporate Structure; General Development of the Business; United States Regulatory Framework
	Prominently state that marijuana is illegal under U.S. federal law and that enforcement of relevant laws is a significant risk.	Cover page (disclosure in bold typeface); United States Regulatory Framework

Discuss any statements and other available guidance made by federal authorities or prosecutors regarding the risk of enforcement action in any jurisdiction where the issuer conducts U.S. marijuana-related activities.

Cover page (disclosure in bold typeface); United States Regulatory Framework

Outline related risks including, among others, the risk that third party service providers could suspend or withdraw services and the risk that regulatory bodies could impose certain restrictions on the issuer’s ability to operate in the U.S.

Risk Factors

Given the illegality of marijuana under U.S. federal law, discuss the issuer’s ability to access both public and private capital and indicate what financing options are / are not available in order to support continuing operations.

General Development of the Business; Risk Factors
Quantify the issuer’s balance sheet and operating statement exposure to U.S. marijuana-related activities.
	Disclose if legal advice has not been obtained, either in the form of a legal opinion or otherwise, regarding (a) compliance with applicable state regulatory frameworks and (b) potential exposure and implications arising from U.S. federal law.	Legal advice has been obtained by external US counsel regarding (a) in the States of Michigan and Oregon; and regarding (b).

U.S. Marijuana issuers with direct involvement in cultivation or distribution

Outline the regulations for U.S. states in which the issuer operates and confirm how the issuer complies with applicable licensing requirements and the regulatory framework enacted by the applicable U.S. state.

General Development of the Business; Description of the Business; United States Regulatory Framework

Discuss the issuer’s program for monitoring compliance with U.S. state law on an ongoing basis, outline internal compliance procedures and provide a positive statement indicating that the issuer is in compliance with U.S. state law and the related licensing framework. Promptly disclose any non-compliance, citations or notices of violation which may have an impact on the issuer’s licence, business activities or operations.

General Development of the Business; Description of the Business; United States Regulatory Framework
U.S. Marijuana Issuers with indirect involvement in cultivation or distribution	Outline the regulations for U.S. states in which the issuer’s investee(s) operate.	United States Regulatory Framework

Provide reasonable assurance, through either positive or negative statements, that the investee’s business is in compliance with applicable licensing requirements and the regulatory framework enacted by the applicable U.S. state. Promptly disclose any non-compliance, citations or notices of violation, of which the issuer is aware, that may have an impact on the investee’s licence, business activities or operations.

General Development of the Business; Description of the Business; United States Regulatory Framework
U.S. Marijuana Issuers with material ancillary involvement	Provide reasonable assurance, through either positive or negative statements, that the applicable customer’s or investee’s business is in compliance with applicable licensing requirements and the regulatory framework enacted by the applicable U.S. state.	General Development of the Business; Description of the Business; United States Regulatory Framework

Regulatory Overview

In accordance with Staff Notice 51-352, below is a discussion of the federal and state-level U.S. regulatory regimes in those jurisdictions where Grown Rogue, and its subsidiaries, are currently directly involved through their respective subsidiaries and affiliates, either as owners, operators, managers, consultants, and/or through licensing or other commercial arrangements. Grown Rogue’s subsidiaries and affiliates are directly engaged, either as owners, operators, managers, consultants and/or through licensing or other commercial arrangements, in the manufacture, possession, use, sale or distribution of cannabis in the adult-use and/or medicinal cannabis marketplace in the States of Michigan or Oregon. The Grown Rogue subsidiaries and affiliates are directly engaged, either as owners, operators, managers, consultants and/or through licensing or other commercial arrangements, in the manufacture, possession, use, sale or distribution of cannabis in the medicinal cannabis marketplace in the States of in Michigan and Oregon. In accordance with Staff Notice 51-352, Grown Rogue will evaluate, monitor and reassess this disclosure, and any related risks, on an ongoing basis and the same will be supplemented, amended and promptly disclosed to investors in public filings, including in the event of government policy changes or the introduction of new or amended guidance, laws or regulations regarding marijuana regulation.

Regulation of Cannabis in the United States Federally

Although a number of states of the United States have legalized medical cannabis, adult-use cannabis, or both, it remains illegal under United States federal law. Cannabis currently remains a Schedule I drug under the Controlled Substances Act (the “CSA”). Under United States federal law, a Schedule I drug or substance has a high potential for abuse, no accepted medical use in the United States, and a lack of accepted safety for the use of the drug under medical supervision. The United States Food and Drug Administration (the “FDA”) has not approved cannabis as a safe and effective drug for any indication (although in June 2018, the FDA approved a cannabis-derived cannabidiol drug for treatment of two rare forms of childhood epilepsy). It is anticipated that the CSA categorization as a Schedule I drug is not reflective of the medicinal properties of cannabis or the public perception thereof, and numerous studies show cannabis is unlikely to be abused in the same way as other Schedule I drugs, has medicinal properties, and can be safely administered.

Although federally illegal, the U.S. federal government’s approach to enforcement of such laws has of least until recently trended toward non-enforcement. The United States Department of Justice (the “DOJ”) issued a memorandum known as the Cole Memorandum in August 20131 and February 20142 to all U.S. Attorneys’ offices (federal prosecutors). The Cole Memorandum generally directed U.S. Attorneys not to prioritize the enforcement of federal cannabis laws against individuals and businesses that rigorously comply with state regulatory provisions in states with strictly regulated medical or adult-use cannabis programs. While not legally binding, and merely prosecutorial guidance, the Cole Memorandum laid a framework for managing the tension between state and federal laws concerning state regulated cannabis businesses.

1 U.S. Dept. of Justice. (2013). Memorandum for all United States Attorneys re: Guidance Regarding Marijuana Enforcement. Washington, DC: US Government Printing Office. Retrieved from https://www.justice.gov/iso/opa/resources/3052013829132756857467.pdf.

2 James M. Cole, Deputy Attorney General, U.S. Department of Justice, Memorandum for All United States Attorneys: Guidance Regarding Marijuana Related Financial Crimes (February 14, 2014).

However, on January 4, 2018 the Cole Memorandum was revoked by Attorney General Jeff Sessions, a long-time opponent of state-regulated medical and adult-use cannabis. While this did not create a change in federal law, as the Cole Memorandum was not itself law, the revocation removed the DOJ’s guidance to U.S. Attorneys that state regulated cannabis industries substantively in compliance with the Cole Memorandum’s guidelines should not be a prosecutorial priority.

In addition to his revocation of the Cole Memorandum, Attorney General Sessions also issued a one-page memorandum known as the Sessions Memorandum. The Sessions Memorandum confirmed the rescission of the Cole Memorandum and explained the rationale of the DOJ in doing so: the Cole Memorandum, according to the Sessions Memorandum, was “unnecessary” due to existing general enforcement guidance adopted in the 1980s, as set forth in the U.S. Attorney’s Manual. The U.S. Attorney’s Manual enforcement priorities, like those of the Cole Memorandum, are also based on the federal government’s limited resources, and include “law enforcement priorities set by the Attorney General,” the “seriousness” of the alleged crimes, the “deterrent effect of criminal prosecution,” and “the cumulative impact of particular crimes on the community.”

While the Sessions Memorandum emphasizes that cannabis is a Schedule I controlled substance, and reiterates the statutory view that cannabis is a “dangerous drug and that cannabis activity is a serious crime,” it does not otherwise indicate that the prosecution of cannabis-related offenses is now a DOJ priority. Furthermore, the Sessions Memorandum explicitly describes itself as a guide to prosecutorial discretion. Such discretion is firmly in the hands of U.S. Attorneys in deciding whether or not to prosecute cannabis related offenses. Grown Rogue’s outside U.S. counsel will continuously monitor all U.S. Attorney comments related to regulated medical and adult-use cannabis laws to assess various risks and enforcement priorities within each jurisdiction. Dozens of U.S. Attorneys across the country have affirmed that their view of federal enforcement priorities has not changed, although a few have displayed greater ambivalence.

On January 15, 2019, U.S. Attorney General nominee William P. Barr intimated a markedly different approach to cannabis regulation than his predecessor during his confirmation hearing before the Senate Judiciary Committee. Mr. Barr stated that his approach to cannabis regulation would be not to upset settled expectations that have arisen as a result of the Cole Memorandum, that it would be inappropriate to upset the current situation as there has been reliance on the Cole Memorandum and that he would not be targeting companies that have relied on the Cole Memorandum and are complying with state laws with respect to the distribution and production of cannabis. While he did not offer support for cannabis legalization, Mr. Barr did emphasize the need for the U.S. Congress to clarify federal laws to address the untenable current situation which has resulted in a backdoor nullification of federal law. Furthermore, recent news concerning Mr. Barr’s personal opposition to cannabis may result in further resources being allocated to full-review merger investigations of transactions involving cannabis companies. Such reviews could cause substantial delays on the completion date of any mergers and could lead to deals collapsing due to regulatory delays.

On or about December 14, 2020, Mr. Barr announced a planned resignation from the Trump administration, effective the following week. On December 24, 2020, Deputy Attorney General Mr. Jeffrey Rosen became Acting Attorney General. On January 7, 2021, President Joe Biden announced Judge Merrick Garland as his nomination for the next U.S. Attorney General. On January 20, 2021, Robert Wilkinson replaced Mr. Jeffrey Rosen as the Acting Attorney General while Judge Garland seeks confirmation from the U.S. Senate.

Additionally, due to the CSA categorization of cannabis as a Schedule I drug, U.S. federal law makes it illegal for financial institutions that depend on the Federal Reserve’s money transfer system to take any proceeds from cannabis sales as deposits. Banks and other financial institutions could risk prosecution and conviction of money laundering offenses for providing services to cannabis businesses. Under U.S. federal law, banks or other financial institutions that provide a cannabis business with a checking account, debit or credit card, small business loan, or any other service could also be found in violation of federal law. While there has been no change in U.S. federal banking laws to account for the trend towards legalizing medical and adult-use cannabis by U.S. states, in February 2014, Deputy Attorney General Cole issued guidance directing prosecutors to consider the Cole Memorandum enforcement priorities with respect to federal money laundering, unlicensed money transmitter, and Bank Secrecy Act offenses predicated on cannabis related violations of the CSA. Despite these laws, in February 2014, the FinCEN of the Treasury Department issued the FinCEN Memorandum3 clarifying how financial institutions can provide services to cannabis-related businesses consistent with their Bank Secrecy Act obligations, and aligning the information provided by financial institutions in Bank Secrecy Act reports with federal and state law enforcement priorities. The customer due diligence steps include, but are not limited to:

1.	verifying with the appropriate state authorities whether the business is duly licensed and registered;

2.	reviewing the licence application (and related documentation) submitted by the business for obtaining a state license to operate its cannabis-related business;

3.	requesting from state licencing and enforcement authorities available information about the business and related parties;

4.	developing an understanding of the normal and expected activity for the business, including the types of Products to be sold and the type of customers to be served (e.g., medical versus adult-use customers);

5.	ongoing monitoring of publicly available sources for adverse information about the business and related parties;

6.	ongoing monitoring for suspicious activity; and

7.	refreshing information obtained as part of customer due diligence on a periodic basis and commensurate with the risk. With respect to information regarding state licensure obtained in connection with such customer due diligence, a financial institution may reasonably rely on the accuracy of information provided by state licensing authorities, where states make such information available.

3 Department of the Treasury Financial Crimes Enforcement Network. (2014). Guidance re: BSA Expectations Regarding Marijuana-Related Businesses (FIN-2014- G001). Retrieved from https://www.fincen.gov/resources/statutes-regulations/guidance/bsa-expectations-regarding-marijuana-relatedbusinesses.

Due to the risk aversion of financial institutions, cannabis businesses are often forced into becoming “cash only” businesses. As banks and other financial institutions in the U.S. are generally unwilling to be exposed to potential violations of federal law without guaranteed immunity from prosecution, many refuse to provide any kind of services to cannabis businesses. Despite the attempt by FinCEN to expand access to banking for cannabis-related businesses, practically the guidance has not improved access to banking services by cannabis businesses. This is because, as described above, the current law does not guarantee banks immunity from prosecution, and it also requires banks and other financial institutions to undertake time-consuming and costly due diligence on each cannabis business they take on as a customer. Recently, some banks that have been servicing cannabis businesses have been closing accounts operated by cannabis businesses and are now refusing to open accounts for new cannabis businesses for the reasons enumerated above.

The few credit unions who have agreed to work with cannabis businesses are limiting those accounts to no more than 5% of their total deposits to avoid creating a liquidity risk. Since the federal government can change enforcement priorities at any time and without notice, these credit unions must keep sufficient cash on hand to be able to return the full value of all deposits from cannabis businesses in a single day, while also servicing the needs of their other customers.

The former U.S. Secretary of the Treasury, Stephen Mnuchin, had publicly stated that he did not participate in the Attorney General’s decision to rescind the Cole Memorandum and did not have a desire to rescind the FinCEN Memorandum for financial institutions without a replacement.4 Multiple legislators believe that Sessions’ rescission of the Cole Memorandum invites an opportunity for Congress to pass more definitive protections for cannabis businesses in states with legal cannabis programs during this Congress.5

Both Congress and cannabis-related businesses recognize that guidance is not law and thus have worked to continually renew the Rohrabacher Blumenauer Appropriations Amendment (originally the Rohrabacher Farr Amendment) since 2014. This amendment prevents the DOJ from using appropriated funds to impede the implementation of medical cannabis laws enacted at the state level. In 2017, Senator Patrick Leahy (Vermont) introduced a similar amendment to H.R.1625 – a vehicle for the Consolidated Appropriations Act of 2018, preventing federal prosecutors from using federal funds to impede the implementation of medical cannabis laws enacted at the state level (the “Leahy Amendment”). The Leahy Amendment was set to expire with the 2018 fiscal year on September 30, 2018, but was effectively extended to December 21, 2018 when Congress passed the Continuing Appropriations Act, 2019 in September 2018, which expired on September 30, 2019. On December 20, 2019, the Leahy Amendment was continued with the passage of the fiscal year 2020 budget and is effective until September 30, 2020. In July 2020, a House subcommittee introduced a base appropriations bill with the amendment included. The amendment was then renewed through a series of stopgap spending bills on October 1, December 11, December 18, December 20 and December 27, 2020. On December 27, 2020, the amendment was renewed through the signing of the FY 2021 omnibus spending bill, effective through September 30, 2021. However, it should be noted that there is no assurance that such amendments will be passed into law.

4 Angell, Tom. (2018 February 6). Trump Treasury Secretary Wants Marijuana Money In Banks. Retrieved from https://www.forbes.com/sites/tomangell/2018/02/06/trump-treasury-secretary-wants-marijuana-money-inbanks/#2848046a3a53.

5 Jackson, Cherese. (2018 January 30). State-by-State Analysis of Sessions Move to Rescind Cole Memo. Retrieved from http://guardianlv.com/2018/01/state-state-analysis-sessions-move-rescind-cole-memo/; see also Velasquez, Josefa. (2018 January 23). NY Lawmaker Asks US Attorneys to Keep Hands Off State’s Med Marijuana Programs. Retrieved from https://www.law.com/newyorklawjournal/sites/newyorklawjournal/2018/01/22/nylawmaker-asks-us-attorneys-to-keep-hands-off-states-med-marijuana-programs/; see also “This is Outrageous”: Politicians react to news that A.G. Sessions is rescinding Cole Memo. (January 4 2018). Retrieved from https://www.thecannabist.co/2018/01/04/sessions-marijuana-cole-memo-politicians/95890/.

On June 7, 2018, the Strengthening the Tenth Amendment Through Entrusting States Act (the “STATES Act”) was introduced in the Senate by Republican Senator Cory Gardner of Colorado and Democratic Senator Elizabeth Warren of Massachusetts. A companion bill was introduced in the House by Democratic representative Jared Polis of Colorado. The bill provides in relevant part that the provisions of the CSA, as applied to cannabis, “shall not apply to any person acting in compliance with state law relating to the manufacture, production, possession, distribution, dispensation, administration, or delivery of marihuana.” Even though cannabis will remain within Schedule I under the STATES Act, it makes the CSA unenforceable to the extent it is in conflict with state law. In essence, the bill extends the limitations afforded by the protection within the federal budget – which prevents the DOJ and the DEA from using funds to enforce federal law against state-legal medical cannabis commercial activity – to both medical and adult-use cannabis activity in all states where it has been legalized. By allowing continued prohibition to be a choice by the individual states, the STATES Act does not fully legalize cannabis on a national level. In that respect, the bill emphasizes states’ rights under the Tenth Amendment, which provides that “the powers not delegated to the United States by the Constitution, nor prohibited by it to the States, are reserved to the States respectively, or to the people.” Under the STATES Act, companies operating legal cannabis operations would no longer be considered “trafficking” under the CSA, and this would likely assist financial institutions in transacting with individuals and businesses in the cannabis industry without the threat of money laundering prosecution, civil forfeiture, and other criminal violations that could lead to a charter revocation. The STATES Act is currently draft legislation and there is no guarantee that it will become law in its current form.

Since 2014, Congress has made immense strides in cannabis policy. The bipartisan Congressional Cannabis Caucus launched in 2017 is “dedicated to developing policy reforms that bridge the gap between federal laws banning cannabis and the laws in an ever-growing number of states that have legalized it for medical or adult-use purposes.”6 Additionally, each year more Representatives and Senators sign on and co-sponsor cannabis legalization bills including the CARERS Act, REFER Act and others. While there are different perspectives on the most effective route to end U.S. federal cannabis prohibition, Congressman Blumenauer and Senator Wyden introduced the three-bill package, Path to Marijuana Reform which would amend Section 280E of the Code, eliminate civil asset forfeiture and federal criminal penalties for businesses complying with state law, reduce barriers to banking, and would de-schedule, tax and regulate cannabis in 2017.7 Notwithstanding the foregoing, there is no guarantee that the current presidential administration will not change the stated policy of previous administrations regarding the low-priority enforcement of U.S. federal laws against state-legal cannabis businesses. This administration could decide to enforce U.S. federal laws vigorously. Senator Cory Booker has also introduced the Marijuana Justice Act, which would de-schedule cannabis, and in 2018 Congresswoman Barbara Lee introduced the House companion.

An additional challenge to cannabis-related businesses is Section 280E of the Code, which the Internal Revenue Service has applied to businesses operating in the state-legal medical and adult-use cannabis industries. Section 280E generally prohibits businesses from deducting or claiming tax credits with respect to amounts paid or incurred in carrying on any trade or business if such trade or business (or the activities which comprise such trade or business) consists of trafficking in controlled substances (within the meaning of Schedule I and II of the CSA) which is prohibited by U.S. federal law or the law of any state in which such trade or business is conducted. Section 280E currently applies to businesses operating in the cannabis industry, irrespective of whether such businesses that are licensed and operating in accordance with applicable state laws. The application of Section 280E generally causes cannabis businesses to pay higher effective U.S. federal tax rates than similar businesses in other industries. The impact of Section 280E on the effective tax rate of a cannabis business depends on how large its ratio of non-deductible expenses is to its total revenues. Therefore, businesses in the legal cannabis industry would likely be more profitable absent this provision. While there are currently several pending cases before various administrative and federal courts challenging these restrictions, and recent legislative proposals, if enacted into law, could eliminate or diminish the application of Section 280E to cannabis businesses, there is no guarantee that these courts will issue an interpretation of Section 280E that is favorable to cannabis businesses and the enactment of any such law is uncertain.

6 Huddleston, Tom Jr. (2017 February 17). Pro-Pot Lawmakers Launch a Congressional Cannabis Caucus. Retrieved from http://fortune.com/2017/02/16/congress-cannabis-caucus/

7 Wyden, Blumenauer. (2017 March 30). Wyden, Blumenauer announce bipartisan path to marijuana reform. Retrieved from https://blumenauer.house.gov/media-center/press-releases/wyden-blumenauer-announcebipartisan-path-marijuana-reform.

On December 20, 2018, Congress passed the Agriculture Improvement Act of 2018, which became law in the United States and included the legalization of hemp, which changed how hemp and hemp-derived products like CBD are regulated in the U.S.

Currently, there are 33 states plus the District of Columbia, Puerto Rico and Guam that have laws and/or regulations that recognize, in one form or another, legitimate medical uses for cannabis and consumer use of cannabis in connection with medical treatment. Other states are considering similar legislation.

Local, state, and U.S. federal medical cannabis laws and regulations are broad in scope and subject to evolving interpretations, which could require Grown Rogue to incur substantial costs associated with compliance or alter certain aspects of its business plan. In addition, violations of these laws, or allegations of such violations, could disrupt certain aspects of Grown Rogue’s business plan and result in a material adverse effect on certain aspects of its planned operations. In addition, it is possible that regulations may be enacted in the future that will be directly applicable to certain aspects of Grown Rogue’s business. No prediction can be made as to the nature of any future laws, regulations, interpretations or applications, nor can it be determined what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on Grown Rogue’s business. On or about December 4, 2020, the U.S. House of Representatives voted 228 to 164 in favor of passing the Marijuana Opportunity Reinvestment and Expungement Act of 2019 (the “MORE Act”). The MORE Act seeks to remove marijuana from the list of scheduled substances under the CSA and eliminates penalties for individuals who manufacture, distribute, or possess marijuana. In addition to a number of programs aimed at expunging prior crimes related to marijuana use, the MORE Act also includes a 5% tax on cannabis products, revenues from which would be deposited into a trust fund to support various programs and services for individuals and businesses in communities impacted by the war on drugs. Notwithstanding passage in the House of Representatives, it is unclear whether the MORE Act has the requisite support to pass the U.S. Senate and whether President Biden would support the legislation. Laws and regulations affecting the medical cannabis industry are constantly changing, which could detrimentally affect the proposed operations of Grown Rogue. See the section entitled “Risk Factors” in this AIF.

U.S. Footprint of Grown Rogue’s Business

The following chart summarizes the US States in which Grown Rogue has operations:

State	Entity with Licence	Brief Description of Operations
Oregon	Grown Rogue Gardens, LLC Grown Rogue Distribution, LLC intends to acquire licences from HSCP upon regulatory approval	● Indoor and Outdoor cultivation and distribution; ● US Corporate Headquarters
Michigan	Golden Harvests, LLC(1)	• Indoor cultivation and distribution

Note:

(1) Grown Rogue has an option to acquire Golden Harvests, LLC pursuant to the Golden Harvests Purchase Option Agreement. For further details see “Events During the Financial Year Ended 2020 - Transaction with Golden Harvests, LLC”.

Regulation of Cannabis Market at State and Local Levels in Jurisdictions in which Grown Rogue Operates

Michigan

In November 2008, Michigan residents approved the Michigan Medical Marihuana Act (the “MMMA”) to provide a legal framework for a safe and effective medical marijuana program. In September 2016, the Michigan Senate passed the Medical Marihuana Facilities Licensing Act (the “MMFLA”) and the Marihuana Tracking Act (the “MTA” and together with the MMMA and the MMFLA, the “Michigan Cannabis Regulations”) to provide a comprehensive licensing and tracking scheme, respectively, for the medical marijuana program. Additionally, the Michigan Department of Licensing and Regulatory Affairs and its licensing board (“LARA”) has supplemented the Michigan Cannabis Regulations with “Emergency Rules” to further clarify the regulatory landscape surrounding the medical marijuana program. LARA is the main regulatory authority for the licensing of marijuana businesses.

Under the MMFLA, LARA administrates five types of “state operating licences” for medical marijuana businesses: (a) a “grower” licence, (b) a “processor” licence, (c) a “secure transporter” licence, (d) a “provisioning center” licence and (e) a “safety compliance facility” licence. There are no stated limits on the number of licences that can be made available on a state level; however, LARA has discretion over the approval of applications and municipalities can pass additional restrictions.

On November 6, 2018, Michigan voters approved Proposal 1, to make marijuana legal under state and local law for adults 21 years of age or older and to control the commercial production and distribution of marijuana under a system that licences, regulates, and taxes the businesses involved. The act will be known as the Michigan Regulation and Taxation of Marihuana Act. According to Proposal 1, LARA is required to start accepting applications for retail (recreational) dispensaries within 12 months of the measure’s effective date.

On November 13, 2019, the state’s Marijuana Regulatory Agency announced that any existing medically licensed businesses would be allowed to sell recreational use cannabis beginning December 1, 2019.

In December 2019, the state’s Marijuana Regulatory Agency adopted rules for adult-use cannabis.

See Section entitled “Description of Business – General – Michigan” of this AIF for additional information on Grown Rogue’s business operations in the State of Michigan.

Oregon

Oregon’s medical cannabis program was introduced in November 1998 when voters approved Measure 67, the Oregon Cannabis Medical Marijuana Act.

In November 2014, voters approved Measure 91, the Oregon Legalized Marijuana Initiative, which legalized adult-use cannabis in the state of Oregon. In October 2015, the first adult-use dispensaries opened.

The market is divided into six (6) classes of licences: retail producers, dispensaries, wholesalers, processors, laboratories and research. Extracted oils, edibles, and flower products are permitted to be manufactured and sold to consumers 21 years of age or older within Oregon borders.

To date, the Oregon market’s more relaxed licensing structure has led to an oversupply of product. In 2018, a report issued by the Oregon-Idaho High Intensity Drug Trafficking Area (“HIDTA”) program estimated that Oregon cannabis producers grew three times the amount of cannabis that could legally be consumed in the market.8

8 https://www.onea.org/news-events/onea-news/an-initial-assessment-of-cannabis-production-distribution-and-consumption-in-oregon-2018-an-insight-report-8-6-18

In response to this report highlighting the oversupply issues in Oregon, the U.S. Attorney for Oregon, Billy Williams, said: “The recent HIDTA Insight Report on marijuana production, distribution, and consumption in Oregon confirms what we already know—it is out of control.” In June 2018, the Oregon Liquor Control Commission, which regulates adult-use cannabis, announced they would not process any new adult-use licence applications in order to work through the backlog that has developed as the result of 3,432 applications submitted as of May 2018. In July 2018, the Oregon Health Authority, which regulates medical cannabis in Oregon, conceded in a report that it has not provided effective oversight of growers and others in the industry.

See Section entitled “Description of Business – General – Oregon” of this AIF for additional information on Grown Rogue’s business operations in the State of Oregon.

In accordance with Staff Notice 51-352, this section provides a discussion of the federal and state-level U.S. regulatory regimes in the jurisdictions where Grown Rogue is currently directly involved through its subsidiaries or is planning to be directly involved in the future. Certain Grown Rogue subsidiaries are directly engaged in the manufacture, possession, use, sale or distribution of cannabis in the recreational cannabis marketplace in the State of Oregon. Grown Rogue also intends to enter the Michigan market. In accordance with Staff Notice 51-352, Grown Rogue will evaluate, monitor and reassess this disclosure, and any related risks, on an ongoing basis and the same will be supplemented and amended to investors in public filings, including in the event of government policy changes or the introduction of new or amended guidance, laws or regulations regarding marijuana regulation. Any non-compliance, citations or notices of violation which may have an impact on Grown Rogue’s licences, business activities or operations will be promptly disclosed by Grown Rogue.

See the section entitled “Risk Factors” in this AIF.

Risk Factors

The risks presented in this AIF may not be all of the risks that the Company may face, although they are management’s current assessment of the risk factors that may cause actual results to be different from expected and historical results. The risks and uncertainties described herein are not the only ones the Company faces. Additional risks and uncertainties, including those that the Company does not know about now or that it currently deems immaterial, may also adversely affect the Company’s business. If any of the following risks actually occur, the Company’s business may be harmed and its financial condition and results of operations may suffer significantly.

COVID-19 Outbreak

The outbreak of the novel strain of coronavirus, specifically identified as “COVID-19”, has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to businesses globally resulting in an economic slowdown. Global equity markets have experienced significant volatility. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company in future periods. However, depending on the length and severity of the pandemic, COVID-19 could impact the Company’s operations, could cause delays relating to approval from the FDA, Health Canada or equivalent organizations in other countries, could postpone research activities, and could impair the Company’s ability to raise funds depending on COVID-19s effect on capital markets.

To the knowledge of the Company’s management as of the date hereof, COVID-19 does not present, at this time, any specific known impacts to the Company in relation to the Company’s use of available funds, nor to the timelines, business objectives or disclosed milestones related thereto. The Company relies on third parties to conduct and monitor the Company’s pre-clinical studies and clinical trials. However, to the knowledge of Company’s management, the ability of these third parties to conduct and monitor pre-clinical studies and clinical trials has not been and is not anticipated to be impacted by COVID-19. The Company is not currently aware of any changes in laws, regulations or guidelines, including tax and accounting requirements, arising from COVID-19 which would be reasonably anticipated to materially affect the Company’s business.

Regulatory Risks

The adult-use and medical cannabis industries and markets are subject to a variety of laws in Canada, the United States and elsewhere.

For instance, in Canada, the Cannabis Act came into force on October 17, 2018, legalizing the sale of cannabis for adult recreational use. Prior to the Cannabis Act coming into force, only the sale of medical cannabis was legal. The Cannabis Act provides a licensing and permitting scheme for the production, importation, exportation, testing, packaging, labelling, sending, delivery, transportation, sale, possession and disposal of cannabis for non-medicinal use (i.e., adult use), implemented by the Cannabis Regulations. The Cannabis Act also maintains separate access to cannabis for medical purposes.

The activities of the Company are subject to regulation by governmental authorities. The Company’s business objectives are contingent upon, in part, compliance with regulatory requirements enacted by these governmental authorities and obtaining all regulatory approvals, where necessary, for the sale of its products in each jurisdiction in which it operates. The Company cannot predict the time required to secure all appropriate regulatory approvals and licences for its products, or the extent of testing and documentation that may be required by governmental authorities. Any delays in obtaining, or failure to obtain regulatory approvals would significantly delay the development of markets and products and could have a material adverse effect on the business, results of operations and financial condition of the Company. New risks may emerge, and management may not be able to predict all such risks or be able to predict how such risks may result in actual results differing from the results contained in any forward-looking statements.

Furthermore, although the operations of the Company are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail the Company’s ability to research, possess, produce, sell, transport and deliver products including, but not limited to, cannabis, cannabis resin, tetrahydrocannabinol and other cannabis-related products. Amendments to current laws and regulations governing the importation, distribution, transportation and/or production of cannabis and cannabis-related products, or more stringent implementation thereof could have a substantial adverse impact on the Company.

Involvement in the United States Cannabis Market

There is a significant risk that third party service providers could suspend or withdraw services and regulatory bodies could impose certain restrictions on the issuer’s ability to operate in the U.S.

The Company has significant involvement in the medical and adult-use marijuana industry in the United States where local state law permits such activities. Outlined below is a summary of certain risks that the board of directors of the Company has identified as being appropriate to highlight to investors at this time. These risks will continue to be considered, evaluated, reassessed, monitored and analyzed on an on-going basis and will be supplemented, amended and communicated to investors as necessary or advisable in the Company’s future public disclosure.

Notwithstanding the permissive regulatory environment of cannabis at the state level, cannabis continues to be categorized as a controlled substance under the CSA and as such, cultivation, distribution, sale and possession of cannabis violates federal law in the United States. The inconsistency between federal and state laws and regulations is a major risk factor. As a result of the Sessions Memorandum, federal prosecutors are free to utilize their prosecutorial discretion to decide whether to prosecute cannabis-related activities despite the legality of these activities at the state-level. No direction was given to federal prosecutors in the Sessions Memorandum as to the priority they should ascribe to such cannabis activities, and resultantly it is uncertain how active federal prosecutors will be in relation to such activities. Due to the ambiguity of the Sessions Memorandum, there can be no assurance that the federal government will not seek to prosecute cases involving cannabis-related businesses that are otherwise compliant with state law.

U.S. federal law pre-empts state law in these circumstances, so that the federal government can assert criminal violations of federal law despite state law. The level of prosecutions of state-legal cannabis operations is entirely unknown, nonetheless the stated position of the current administration is hostile to legal cannabis, and furthermore may be changed at any time by the Department of Justice, to become even more aggressive. Now that the Cole Memorandum has been rescinded, the Department of Justice under the current administration or an aggressive federal prosecutor could allege that the Company and its board of directors and its shareholders “aided and abetted” violations of federal law by virtue of its operations.

Violations of any federal laws and regulations could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings conducted by either the federal government or private citizens, or criminal charges, including, but not limited to, disgorgement of profits, cessation of business activities or divestiture. This could have a material adverse effect on the Company, including its reputation and ability to conduct business, the listing of its securities on the CSE or other applicable exchanges, its financial position, operating results, profitability or liquidity or the market price of the Common Shares.

United States Border Crossing and Travel Ban

Investors in the Company and the Company’s directors and officers may be subject to travel and entry bans into the United States. Recent media articles have reported that certain Canadian citizens have been rejected for entry into the United States, due to their involvement in the marijuana sector. In at least one widely reported incident, an investor in companies operating in the marijuana sector in states where it is legal to do so, received a lifetime ban.

The majority of persons travelling across the Canadian and U.S. border do so without incident, whereas some persons are simply barred entry one time. The U. S. Department of State and the Department of Homeland Security has indicated that the United States has not changed its admission requirements in response to the pending legalization in Canada of recreational cannabis, but anecdotal evidence indicates that the United States may be increasing its scrutiny of travelers and their cannabis related involvement.

Admissibility to the United States may be denied to any person working or ‘having involvement in’ the marijuana industry, including in U.S. states where it is deemed legal, according to United States Customs and Border Protection. Additionally, legal experts have indicated that the criteria are applied broadly such that a determination that the act of investing, working or collaborating with a U.S. cannabis company may be considered trafficking illegal drugs or aiding, abetting, assisting, conspiring or colluding in its trafficking. Inadmissibility in the United States implies a lifetime ban for entry as such designation is not lifted unless an individual applies for and obtains a waiver.

Reliance on Licences

Government licences and permits are currently, and may in the future, be required in connection with the Company’s operations. The Company’s success depends on its ability to maintain and renew its licences and permits. To the extent such licences and permits are required and are not obtained or lapse, the Company may be curtailed or prohibited from its proposed production of medical or adult-use cannabis or from proceeding with the development of its operations as currently anticipated.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities, causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or other remedial actions. The Company may be required to compensate those suffering loss or damage by reason of its operations and may have civil or criminal fines or penalties imposed on it for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing the production of medical and adult-use cannabis, or a more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in expenses, capital expenditures or production costs, could cause a reduction in levels of production or could require abandonment or delays in development. Additionally, the Company’s success is contingent upon many variables not in its control, including the interpretation of applicable requirements implemented by the relevant permitting or licensing authority.

While the Company’s compliance controls have been developed to mitigate the risk of any material violations of any licence, permit, or certificate the Company holds, there is no guarantee that the Company’s licences, permits, or certificates will be renewed with the applicable regulatory authority in a timely manner. Any unexpected delays or costs associated with the permitting and licensing process may impede the Company’s operations and have a material adverse effect on the Company’s business, financial condition and results of operations or prospects.

Golden Harvests, LLC

The Company does not currently have an ownership interest in Golden Harvests and, through GR Michigan, it currently provides certain services to Golden Harvests under a consulting services agreement. The Company’s ability to acquire an indirect equity interest in Golden Harvests is subject to the exercise by GR Unlimited of the Canopy Purchase Option and the exercise by Canopy Management of the Golden Harvests Purchase Option. There is a risk that the conditions for the exercise of the Canopy Purchase Option or the Golden Harvests Purchase Option will not be satisfied and the Company will not acquire an indirect interest or any interest in Golden Harvests. In addition to delivering the consideration payable by it in connection with any exercise of the Canopy Purchase Option, GR Unlimited may only exercise the Canopy Purchase Option if it has received all licensing and other regulatory or governmental approvals from the State of Michigan necessary to operate, or to own an equity interest in an entity that operates a cannabis business in the State of Michigan. There is a risk and there can be no assurance that any such approvals will be obtained.

No Control Over Operations

The Company may not be directly involved in the ownership or operation of and may have no or limited contractual rights relating to the operations of its current and/or future royalty, equity, debt or other investee entities (collectively, the “Investees”). The Investees will generally have the power to determine the manner in which the business of such Investee is developed, expanded and operated. The interests of the Company and the Investees may not always be aligned. As a result, the cash flows of the Company from royalties, debt instruments or otherwise will be dependent upon the activities of the Investees, which creates the risk that at any time those Investees may: (i) have business interests or targets that are inconsistent with those of the Company; (ii) take action contrary to the Company’s policies or objectives; (iii) be unable or unwilling to fulfill their obligations under their agreements with the Company; or (iv) experience financial, operational or other difficulties, including insolvency, which could limit or suspend an Investee’s ability to perform its obligations under agreements with the Company. There is also the risk that such Investees may not comply with applicable laws, including by operating in jurisdictions where their activities are in breach of the laws of such jurisdictions. There can be no assurance that the Investees involved in the production of cannabis will ultimately meet forecasts or targets. Payments to the Company, in certain instances, will be based upon the payment of dividends by Investees, if any, or calculated by the Investees based on reported production, and such payments are subject to, and dependent upon, the adequacy and accuracy of the operators’ production and accounting functions. The Company must rely on the accuracy and timeliness of the public disclosure and other information it receives from the Investees. If the information contains material inaccuracies or omissions, the Company’s ability to accurately forecast or achieve its stated objectives may be materially impaired. Failure to receive the Company’s entitlements pursuant to the agreements it has entered into may have a material adverse effect on the Company.

Currently, the Company provides certain management services to Golden Harvests through its subsidiary GR Michigan, but does not currently have an equity interest in or control of Golden Harvests. The Company’s right to acquire an indirect interest in Golden Harvests exists solely from its rights under the Canopy Purchase Option Agreement and Canopy Management’s rights under the Golden Harvests Option Agreement, as described elsewhere in this AIF. The Company’s rights with respect to Golden Harvests and its business are dependent its exercise of its contractual right to acquire an equity interest in Canopy Management in accordance with the terms of the Canopy Purchase Option Agreement and Canopy Management’s exercise its rights to acquire an equity interest in Golden Harvests. There can be no assurance that the conditions for the exercise of these rights will be satisfied or that these rights will be exercised at all.

Expansion of Facilities

There is no guarantee that the Company will receive the necessary municipal, state and other regulatory approvals with respect to contemplated expansions in a timely fashion, nor is there any guarantee that the expansion will be completed in its currently proposed form, if at all. The failure of the Company to successfully execute its expansion strategy (including receiving the expected approvals in a timely fashion) could adversely affect the business, financial condition and results of operations of the Company and may result in the Company not meeting anticipated or future demand when it arises.

Competition

The regulated cannabis market is intense, rapidly evolving and competitive. There can be no assurance that the Company’s competitors, some of which have longer operating histories and more resources than the Company, will not develop products and services that achieve greater market share than the Company’s products and services. Such competitive forces could have a material adverse impact on the Company’s business, financial condition and results of operations.

In addition, the legal landscape for medical and recreational marijuana is changing internationally. More countries have passed laws that allow for the production and distribution of medical and recreational marijuana in some form or another. Increased international competition might lower the demand for the Company’s products on a global scale.

Reliance on Key Inputs

The Company’s business is dependent on a number of key inputs and their related costs including raw materials and supplies related to its growing operations, as well as electricity, water and other utilities. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs could materially impact the financial condition and operating results of the Company. Any inability to secure required supplies and services or to do so on appropriate terms could have a materially adverse impact on the business, financial condition and operating results of the Company.

Financial Risk Factors

It is possible that the Company may not be able to foresee all of the risks that it may have to face. The market in which the Company currently competes is complex, competitive and changes rapidly. Sometimes new risks emerge and management may not be able to predict all of them or be able to predict how they may cause actual results to be different from those contained in any forward-looking statements. Readers of this AIF should not rely upon forward-looking statements as a prediction of future results.

Liquidity Risk

The Company’s liquidity risk is the risk the Company will not be able to meet its financial obligations as they become due. The Company manages its liquidity risk by reviewing on an ongoing basis its capital requirements.

Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises two types of risk: currency rate risk and interest rate risk.

Dependence on Senior Management

The success of the Company and its strategic focus is dependent to a significant degree upon the contributions of senior management. The loss of any of these individuals, or an inability to attract, retain and motivate sufficient numbers of qualified senior management personnel could adversely affect its business. This risk is partially mitigated by the fact that the senior management team are significant shareholders in the Company. As well, the implementation of employee compensation packages, composed of monetary short-term compensation and long-term stock-based compensation, has been designed for the retention of key employees.

Sufficiency of Insurance

The Company maintains various types of insurance which may include financial institution bonds; errors and omissions insurance; directors’, trustees’ and officers’ insurance; property coverage; and, general commercial insurance. There is no assurance that claims will not exceed the limits of available coverage; that any insurer will remain solvent or willing to continue providing insurance coverage with sufficient limits or at a reasonable cost; or, that any insurer will not dispute coverage of certain claims due to ambiguities in the policies. A judgment against any member of the Company in excess of available coverage could have a material adverse effect on the Company in terms of damages awarded and the impact on the reputation of the Company.

General Business Risk and Liability

Given the nature of the Company’s business, it may from time to time be subject to claims or complaints from investors or others in the normal course of business. The legal risks facing the Company, its directors, officers, employees or agents in this respect include potential liability for violations of securities laws, breach of fiduciary duty and misuse of investors’ funds. Some violations of securities laws and breach of fiduciary duty could result in civil liability, fines, sanctions, or the suspension or revocation of the Company’s right to carry on its existing business. The Company may incur significant costs in connection with such potential liabilities.

Regulation of the Marijuana Industry

The Company is heavily regulated in all jurisdictions where it carries on business. Laws and regulations, applied generally, grant government agencies and self-regulatory bodies broad administrative discretion over the activities of the Company, including the power to limit or restrict business activities as well as impose additional disclosure requirements on the Company’s products and services.

Possible sanctions include the revocation or imposition of conditions on licences to operate the Company’s business; the suspension or expulsion from a particular market or jurisdiction or of its key personnel; and, the imposition of fines and censures. To the extent that existing or future regulations affect the sale or offering of the Company’s product or services in any way, the Company’s revenues may be adversely affected.

Change in Laws, Regulations and Guidelines

Local, state and federal laws and enforcement policies concerning cannabis-related conduct are changing rapidly and will continue to do so for the foreseeable future. There can be no assurance that existing state laws that legalize and regulate the production, sale and use of cannabis will not be repealed, amended or overturned. In addition, local governments have the ability to limit, restrict and ban cannabis-related businesses from operating within their jurisdictions. Land use, zoning, local ordinances and similar laws could be adopted or changed in a manner that makes it extremely difficult or impossible to transact business in certain jurisdictions. These potential changes in state and local laws are unpredictable and could have a material adverse effect on the Company’s business.

While the impact of such changes is uncertain and are highly dependent on which specific laws or regulations are changed, the impact on the Company and its subsidiaries should be comparable to companies in the same business as the Company.

Limited Operating History

The Company is subject to many of the risks common to early-stage enterprises, including limitations with respect to personnel and other resources and lack of revenues. There is no assurance that the Company will be successful in achieving a return on shareholders’ investments and the likelihood of success must be considered in light of the early stage of operations.

Factors Which May Prevent Realization of Growth Targets

The Company’s growth strategy contemplates outfitting its facilities with additional production resources and acquiring an indirect interest in Golden Harvests (as discussed elsewhere in this AIF). There is a risk that these additional resources will not be achieved on time, on budget, or at all, as they can be adversely affected by a variety of factors, including some that are discussed elsewhere in these risk factors and the following:

●	delays in obtaining, or conditions imposed by, regulatory approvals;

●	failure to obtain anticipated licence capacity increases;

●	plant design errors, non-performance by third party contractors, increases in materials or labour costs; or, construction performance falling below expected levels of output or efficiency;

●	environmental pollution;

●	contractor or operator errors; or, breakdowns, aging or failure of equipment or processes;

●	labour disputes, disruptions or declines in productivity; or, inability to attract sufficient numbers of qualified workers;

●	disruption in the supply of energy and utilities;

●	major incidents and/or catastrophic events such as fires, explosions, earthquakes or storms; and

●	any failure by Canopy Management to exercise its option under the Golden Harvests Option Agreement and any failure by GR Unlimited to exercise the option under the Canopy Purchase Option Agreement, including as a result of any delays or failure to obtain any required regulatory approvals in connection therewith.

As a result, there is a risk that the Company may not have product, or sufficient product, available for shipment, to meet the expectations of its potential customers or in its business plan.

Vulnerability to Rising Energy Costs

The Company’s medical marijuana growing operations consume considerable energy, making the Company vulnerable to rising energy costs. Rising or volatile energy costs may adversely impact the business of the Company and its ability to operate profitably.

Conflicts of Interest

The Company may be subject to various potential conflicts of interest because of the fact that some of its officers and directors may be engaged in a range of business activities. In addition, the Company’s executive officers and directors may devote time to their outside business interests, so long as such activities do not materially or adversely interfere with their duties to the Company. In some cases, the Company’s executive officers and directors may have fiduciary obligations associated with these business interests that interfere with their ability to devote time to the Company’s business and affairs and that could adversely affect the Company’s operations. These business interests could require significant time and attention of the Company’s executive officers and directors.

In addition, the Company may also become involved in other transactions which conflict with the interests of its directors and officers who may from time to time deal with persons, firms, institutions or corporations with which the Company may be dealing, or which may be seeking investments similar to those desired by it. The interests of these persons could conflict with those of the Company. In addition, from time to time, these persons may be competing with the Company for available investment opportunities. Conflicts of interest, if any, will be subject to the procedures and remedies provided under applicable laws. In particular, in the event that such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.

Unfavourable Publicity or Consumer Perception

The Company believes the medical marijuana industry is highly dependent upon consumer perception regarding the safety, efficacy and quality of the medical marijuana produced. Consumer perception of the Company’s products can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of medical marijuana products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favourable to the medical marijuana market or any particular product, or consistent with earlier publicity. Future research reports, findings, regulatory proceedings, litigation, media attention or other publicity that are perceived as less favourable than, or that question, earlier research reports, findings or publicity could have a material adverse effect on the demand for the Company’s products and the business, results of operations, financial condition and the Company’s cash flows. The Company’s dependence upon consumer perceptions means that adverse scientific research reports, findings, regulatory proceedings, litigation, media attention or other publicity, whether or not accurate or with merit, could have a material adverse effect on the Company, the demand for the Company’s products, and the business, results of operations, financial condition and cash flows of the Company. Further, adverse publicity reports or other media attention regarding the safety, efficacy and quality of medical marijuana in general, or the Company’s products specifically, or associating the consumption of medical marijuana with illness or other negative effects or events, could have such a material adverse effect. Such adverse publicity reports or other media attention could arise even if the adverse effects associated with such products resulted from consumers’ failure to consume such products appropriately or as directed.

Product Liability

As a manufacturer and distributor of products designed to be ingested by humans, the Company faces an inherent risk of exposure to product liability claims, regulatory action and litigation if its products are alleged to have caused significant loss or injury. In addition, the manufacture and sale of the Company’s products involve the risk of injury to consumers due to tampering by unauthorized third parties or product contamination. Previously unknown adverse reactions resulting from human consumption of the Company’s products alone or in combination with other medications or substances could occur. The Company may be subject to various product liability claims, including, among others, that the Company’s products caused injury or illness, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances. A product liability claim or regulatory action against the Company could result in increased costs, could adversely affect the Company’s reputation with its clients and consumers generally, and could have a material adverse effect on the results of operations and financial condition of the Company.

There can be no assurances that the Company will be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive and may not be available in the future on acceptable terms, or at all. The inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of the Company’s potential products. The Company holds directors’ & officers’ insurance and general liability insurance.

Product Recalls

Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labeling disclosure. If any of the Company’s products are recalled due to an alleged product defect or for any other reason, the Company could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall. The Company may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin or at all. In addition, a product recall may require significant management attention. Although the Company has detailed procedures in place for testing finished products, there can be no assurance that any quality, potency or contamination problems will be detected in time to avoid unforeseen product recalls, regulatory action or lawsuits. Additionally, if one of the Company’s significant brands were subject to recall, the image of that brand and the Company could be harmed. A recall for any of the foregoing reasons could lead to decreased demand for the Company’s products and could have a material adverse effect on the results of operations and financial condition of the Company. Additionally, product recalls may lead to increased scrutiny of the Company’s operations by Health Canada or other regulatory agencies, requiring further management attention and potential legal fees and other expenses.

Client Acquisitions

The Company’s success depends on its ability to attract and retain clients. There are many factors which could impact the Company’s ability to attract and retain clients, including but not limited to the Company’s ability to continually produce desirable and effective product, the successful implementation of the Company’s client-acquisition plan and the continued growth in the aggregate number of patients selecting medical marijuana as a treatment option. The Company’s failure to acquire and retain patients as clients would have a material adverse effect on the Company’s business, operating results and financial condition.

Difficulties with Forecasts

The Company must rely largely on its own market research to forecast sales as detailed forecasts are not generally obtainable from other sources at this early stage of the medical marijuana industry in the United States. A failure in the demand for its products to materialize as a result of competition, technological change or other factors could have a material adverse effect on the business, results of operations and financial condition of the Company.

Management of Growth

The Company may be subject to growth-related risks including capacity constraints and pressure on its internal systems and controls. The ability of the Company to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. If the Company is unable to deal with this growth; that may have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

Litigation

The Company may become party to litigation from time to time in the ordinary course of business which could adversely affect its business. Should any litigation in which the Company becomes involved be determined against the Company, such a decision could adversely affect the Company’s ability to continue operating and the market price for the Company’s Common Shares and could use significant resources. Even if the Company is involved in litigation and wins, litigation can redirect significant company resources.

Dividends

The Company has no earnings or dividend record and may not pay any dividends on the Common Shares in the foreseeable future. Dividends paid by the Company could be subject to tax and, potentially, tax withholdings.

Limited Market for Securities

The Common Shares are listed on the CSE and quoted on the OTCQB Venture Market, however, there can be no assurance that an active and liquid market for the Common Shares will be maintained and an investor may find it difficult to resell any securities of the Company.

Currency Risk

Due to the Company’s present operations in the United States, and its intention to continue operating outside of Canada, the Company is exposed to currency fluctuations. Fluctuations in the exchange rate between the U.S. dollar and the Canadian dollar may have a material adverse effect on the Company’s business, financial condition and operation results and prospects.

Sales of the Common Shares May Have an Adverse Effect on the Market Price of the Common Shares

Sales of a substantial number of Common Shares, or the availability of such securities for sale, could adversely affect the prevailing market prices for the Common Shares. A decline in the market prices of the Common Shares could impair the Company’s ability to raise additional capital through the sale of securities should it desire to do so.

DIVIDENDS and distributions

The Company has never paid any dividends or distributions on any of its securities and presently has no intention of paying dividends. The future dividend policy will be determined by the directors of the Company on the basis of earnings, financial requirements and other relevant factors.

DESCRIPTION OF CAPITAL STRUCTURE

The authorized share capital of Grown Rogue International Inc. consists of an unlimited number of Common Shares without par value and an unlimited number of preferred shares. As at October 31, 2020, there were 107,782,397 Common Shares and nil preferred shares issued and outstanding, and as of the date hereof there are 121,990,553 Common Shares and nil preferred shares issued and outstanding.

All of the Common Shares are of the same class and, once issued, rank equally as to entitlement to dividends, voting powers (one vote per share) and participation in assets of the Company upon dissolution or winding up. No Common Shares have been issued subject to call or assessment.

The Common Shares contain no pre-emptive rights, no conversion or exchange rights, no redemption, retraction, purchase for cancellation or surrender provisions. There are no sinking or purchase fund provisions, no provisions permitting or restricting the issue of additional securities or any other material restrictions, and there are no provisions which are capable of requiring a securityholder to contribute additional capital.

Warrants

As of the date of this AIF, the Company has the following warrants to purchase securities of the Company outstanding, each such warrant exercisable for securities of Grown Rogue, on the terms set out below:

Number of Warrants	Exercise Price ($)	Expiry Date
8,409,091(1)	0.16	November 01, 2021
5,000,000(1)	0.125	February 10, 2022
10,000,000(1)	0.13	May 15, 2022
8,200,000(1)	0.20	February 5, 2023
2,148,117(1)	0.44	June 28, 2023
1,127,758(2)(3)	0.30	March 5, 2023
113,500(2)(4)	0.30	March 5, 2023
34,998,466

Notes:

(1) Exercisable to acquire Common Shares.

(2) Exercisable to acquire Compensation Options.

(3) 1,127,758 Broker Warrants Issued as compensation for the services rendered by the Agent in connection with the Special Warrant Offering.

(4) 113,500 Advisory Warrants issued as compensation for the services rendered by the Agent in connection with the Special Warrant Offering.

Special Warrants

As of the date of this AIF, the Company has an aggregate of 21,056,890 Special Warrants outstanding. Each Special Warrant entitles the holder thereof to receive, for no additional consideration, Unit on the exercise or deemed exercise of the Special Warrant. Each Unit is comprised of one Common Share and one Warrant. Each Warrant entitles the holder thereof to acquire one Common Share at an exercise price of $0.30 for a period of twenty-four (24) months following the closing date (the “Closing Date”) of the Offering, subject to adjustment in certain events set out in the indenture governing the Warrants. If the Company has not received a receipt for the prospectus on or before April 5, 2021, each unexercised Special Warrant will thereafter entitle the holder to receive upon the exercise or deemed exercise thereof, at no additional consideration, 1.10 Units, consisting of 1.10 Common Shares and 1.10 Warrants (instead of one Unit consisting of one Common Share and one Warrant).

The Special Warrants are exercisable by the holders thereof at any time for no additional consideration and all unexercised Special Warrants will be deemed to be exercised, without any further action or payment of additional consideration by the holder thereof, on the date that is the earlier of: (i) the date that is three (3) business days following the date on which the Company obtains a receipt from the applicable securities regulatory authorities for a (final) short form prospectus qualifying distribution of the Common Shares and Warrants underlying the Special Warrants, and (ii) July 6, 2021.

Stock Options

As of the date of this AIF, the Company has the following stock options outstanding, each such stock option exercisable for one Common Share, on the terms set out below:

Number of Options	Exercise Price ($)	Expiry Date
500,000	0.44	January 1, 2022
150,000	0.44	November 30, 2021
3,475,000	0.15	July 9, 2024
100,000	0.15	July 20, 2024
500,000	0.15	December 1, 2024
200,000	0.15	November 18, 2024
4,925,000

Stock Option Plan

The outstanding stock options of the Company were issued pursuant to the Company’s previous stock option plan (the “Stock Option Plan”), which was subsequently replaced by the adoption of a new equity incentive plan (“Equity Incentive Plan”) which was approved by the Company’s shareholders at its annual general and special meeting of shareholders on August 27, 2020. The Equity Incentive Plan was deemed necessary for certain purposes, including for the Company to facilitate grants of incentive stock options for the purposes of Section 422 of the United States Internal Revenue Code of 1986, as amended (the “Code”). The principal features of the Equity Incentive Plan are summarized below:

Purpose

The purpose of the Equity Incentive Plan will be to enable the Company and its affiliated companies to: (i) promote and retain employees, officers, consultants, and directors capable of assuring the future success of the Company, (ii) to offer such persons incentives to put forth maximum efforts, and (iii) to compensate such persons through various share and cash-based arrangements and provide them with opportunities for share ownership, thereby aligning the interests of such persons and Shareholders.

The Equity Incentive Plan permits the grant of (i) nonqualified stock options (“NQSOs”) and incentive stock options (“ISOs”) (collectively, “Options”), (ii) restricted stock awards, (iii) restricted stock units (“RSUs”), (iv) stock appreciation rights (“SARs”), and (v) performance compensation awards (“PCAs”), which are referred to herein collectively as “Awards,” as more fully described below.

Eligibility

Any of the Company’s employees, officers, directors, consultants (who are natural persons) are eligible to participate in the Equity Incentive Plan (the “Participants”). The basis of participation of an individual under the Equity Incentive Plan, and the type and amount of any Award that an individual will be entitled to receive under the Equity Incentive Plan, will be determined by the board of directors of the Company (the “Board”) or the compensation committee of the Company (the “Compensation Committee”) based on its judgment as to the best interests of the Company.

The maximum number of Common Shares that may be issued under the Equity Incentive Plan shall be determined by the Board from time to time, but in no case shall exceed, in the aggregate, 20% of the number of Common Shares then outstanding. Notwithstanding the above, the total number of Common Shares issued under ISOs cannot exceed 20,000,000 Common Shares, subject to adjustment as provided in the Equity Incentive Plan.

Any shares subject to an Award under the Equity Incentive Plan that are forfeited, cancelled, expire unexercised, are settled in cash, or are used or withheld to satisfy tax withholding obligations of a Participant shall again be available for Awards under the Equity Incentive Plan. In the event of any dividend, recapitalization, forward or reverse stock split, reorganization, merger, amalgamation, consolidation, split-up, split-off, combination, repurchase or exchange of Common Shares or other securities of the Company, issuance of warrants or other rights to acquire Common Shares or other securities of the Company, or other similar corporate transaction or event, which affects the Common Shares, or unusual or nonrecurring events affecting the Company, or the financial statements of the Company, or changes in applicable rules, rulings, regulations or other requirements of any governmental body or securities exchange or inter-dealer quotation system, accounting principles or law, the Compensation Committee or Board may make such adjustment, which is appropriate in order to prevent dilution or enlargement of the rights of Participants under the Equity Incentive Plan, to (i) the number and kind of shares which may thereafter be issued in connection with Awards, (ii) the number and kind of shares issuable in respect of outstanding Awards, (iii) the purchase price or exercise price relating to any Award or, if deemed appropriate, make provision for a cash payment with respect to any outstanding Award, and (iv) any share limit set forth in the Equity Incentive Plan.

Awards

Options

The Compensation Committee is authorized to grant Options to purchase Common Shares that are either ISOs meaning they are intended to satisfy the requirements of Section 422 of the Code, or NQSOs, meaning they are not intended to satisfy the requirements of Section 422 of the Code. Options granted under the Equity Incentive Plan will be subject to the terms and conditions established by the Board or Compensation Committee. Under the terms of the Equity Incentive Plan, unless the Compensation Committee or Board determines otherwise in the case of an Option substituted for another Option in connection with a corporate transaction, the exercise price of the Options will not be lower than the greater of the closing market prices of the Common Shares on (a) the trading day prior to the date of grant of the stock options, and (b) the date of grant of the stock options. Options granted under the Equity Incentive Plan will be subject to such terms, including the exercise price and the conditions and timing of exercise, as may be determined by the Compensation Committee or Board and specified in the applicable award agreement. The maximum term of an option granted under the Equity Incentive Plan will be ten years from the date of grant (or five years in the case of an ISO granted to a 10% shareholder). Payment in respect of the exercise of an Option may be made in cash or by cheque, by surrender of unrestricted shares (at their fair market value on the date of exercise) or by such other method as the Compensation Committee may determine to be appropriate.

Restricted Stock

A restricted stock award is a grant of Common Shares, which are subject to forfeiture restrictions during a restriction period. The Compensation Committee or Board will determine the price, if any, to be paid by the Participant for each Common Shares subject to a restricted stock award, but in any event the price may not be lower than the greater of the closing market prices of the Common Shares on (a) the trading day prior to the date of grant of the restricted stock, and (b) the date of grant of the restricted stock. The Compensation Committee or Board may condition the expiration of the restriction period, if any, upon: (a) the Participant’s continued service over a period of time with the Company or its affiliates; (b) the achievement by the Participant, the Company or its affiliates of any other performance goals set by the Compensation Committee; or (c) any combination of the above conditions as specified in the applicable award agreement. If the specified conditions are not attained, the Participant will forfeit the portion of the restricted stock award with respect to which those conditions are not attained, and the underlying Common Shares will be forfeited. At the end of the restriction period, if the conditions, if any, have been satisfied, the restrictions imposed will lapse with respect to the applicable number of Common Shares. During the restriction period, unless otherwise provided in the applicable award agreement, a Participant will have the right to vote the shares underlying the restricted stock; however, all dividends will remain subject to restriction until the stock with respect to which the dividend was issued lapses. The Compensation Committee may, in its discretion, accelerate the vesting and delivery of shares of restricted stock. Unless otherwise provided in the applicable award agreement or as may be determined by the Compensation Committee, upon a Participant’s termination of service with the Company, the unvested portion of a restricted stock award will be forfeited.

RSUs

RSUs are granted in reference to a specified number of Common Shares and entitle the holder to receive, on achievement of specific performance goals established by the Compensation Committee or Board or after a period of continued service with the Company or its affiliates or any combination of the above as set forth in the applicable award agreement, one Common Share for each such Common Share covered by the RSU; provided, that the Compensation Committee may elect to pay cash, or part cash and part Common Shares in lieu of delivering only Common Shares. The Compensation Committee or Board may, in its discretion, accelerate the vesting of RSUs. Unless otherwise provided in the applicable award agreement or as may be determined by the Compensation Committee, upon a Participant’s termination of service with the Company, the unvested portion of the RSUs will be forfeited. The value ascribed to the Common Shares covered by the RSU may not be lower than the greater of the closing market prices of the Common Shares on (a) the trading day prior to the date of grant of the RSUs, and (b) the date of grant of the RSUs.

Stock Appreciation Rights

A SAR entitles the recipient to receive, upon exercise of the SAR, the increase in the fair market value of a specified number of Common Shares from the date of the grant of the SAR and the date of exercise payable in Common Shares. Any grant may specify a vesting period or periods before the SAR may become exercisable and permissible dates or periods on or during which the SAR shall be exercisable. No SAR may be exercised more than ten years from the grant date. Unless otherwise provided in the applicable award agreement or as may be determined by the Compensation Committee or Board, upon a Participant’s termination of service with the Company, the unvested portion of a SAR will be forfeited. The value ascribed to the Common Shares covered by the SARs may not be lower than the greater of the closing market prices of the Common Shares on (a) the trading day prior to the date of grant of the SAR, and (b) the date of grant of the SAR.

Performance Compensation Awards

PCAs may be granted under the Equity Incentive Plan, which (i) may be denominated or payable in cash, Common Shares, or other securities, awards or other property (including, without limitation, restricted stock and RSUs), and (ii) confer on the holder thereof the right to receive payments, in whole or in part, upon the achievement of one or more objective performance goals during such performance periods as the Compensation Committee or Board shall establish. Notwithstanding the foregoing, pursuant to the rules of the CSE, the value ascribed to the Common Shares covered by the PCAs may not be lower than the greater of the closing market prices of the Common Shares on (a) the trading day prior to the date of grant of the PCA, and (b) the date of grant of the PCA. Subject to the terms of the Equity Incentive Plan and the policies of the CSE, the performance goals to be achieved during any performance period, the length of any performance period, the amount of any PCA granted, the amount of any payment or transfer to be made pursuant to any PCA and any other terms and conditions shall be determined by the Compensation Committee or Board. Unless otherwise provided in the applicable award agreement or as may be determined by the Compensation Committee or Board, upon a Participant’s termination of service with the Company, the unvested portion of a PCA will be forfeited.

General

The Compensation Committee or Board may impose restrictions on the grant, exercise or payment of an Award as it determines appropriate. Generally, Awards granted under the Equity Incentive Plan shall be non-transferable except by will or by the laws of descent and distribution. No Participant shall have any rights as a shareholder with respect to Common Shares covered by any Awards, unless and until such Awards are settled in Common Shares.

No Option (or, if applicable, SARs) shall be exercisable, no Common Shares shall be issued, no certificates for Common Shares shall be delivered and no payment shall be made under the Equity Incentive Plan except in compliance with all applicable laws. The Board may amend, alter, suspend, discontinue or terminate the Equity Incentive Plan and the Compensation Committee or Board may amend any outstanding Award at any time; provided that (i) such amendment, alteration, suspension, discontinuation, or termination shall be subject to the approval of the Company’s shareholders if such approval is necessary to comply with any tax or regulatory requirement applicable to the Equity Incentive Plan (including, without limitation, as necessary to comply with any rules or requirements of applicable securities exchange), and (ii) no such amendment or termination may adversely affect Awards then outstanding without the Award holder’s permission.

In the event of any reorganization, merger, consolidation, split-up, spin-off, combination, plan of arrangement, takeover bid or tender offer, repurchase or exchange of Common Shares or other securities of the Company or any other similar corporate transaction or event involving the Company (or the Company shall enter into a written agreement to undergo such a transaction or event), the Compensation Committee or the Board may, in its sole discretion, provide for any (or a combination) of the following to be effective upon the consummation of the event (or effective immediately prior to the consummation of the event, provided that the consummation of the event subsequently occurs):

●	termination of the Award, whether or not vested, in exchange for cash and/or other property, if any, equal to the amount that would have been attained upon the exercise of the vested portion of the Award or realization of the Participant’s vested rights,

●	the replacement of the Award with other rights or property selected by the Compensation Committee or the Board, in its sole discretion,

●	assumption of the Award by the successor or survivor corporation, or a parent or subsidiary thereof, or shall be substituted for by similar options, rights or awards covering the stock of the successor or survivor corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and prices,

●	that the Award shall be exercisable or payable or fully vested with respect to all Common Shares covered thereby, notwithstanding anything to the contrary in the applicable award agreement, or

●	that the Award cannot vest, be exercised or become payable after a date certain in the future, which may be the effective date of the event.

Tax Withholding

The Company may take such action as it deems appropriate to ensure that all applicable federal, state, local and/or foreign payroll, withholding, income or other taxes, which are the sole and absolute responsibility of a Participant, are withheld or collected from such Participant.

MARKET FOR SECURITIES

Common Shares

The following table sets out the high and low closing market prices and the volume traded of the Common Shares on the CSE for each month of the financial year ended October 31, 2020:

Month	HIGH	LOW	VOLUME
October 2020	0.13	0.09	547,579
September 2020	0.12	0.09	908,084
August 2020	0.14	0.1	920,397
July 2020	0.16	0.12	1,130,765
June 2020	0.18	0.11	3,958,813
May 2020	0.12	0.09	656,253
April 2020	0.13	0.07	1,018,201
March 2020	0.13	0.06	165,169
February 2020	0.1	0.08	335,710
January 2020	0.12	0.08	501,281
December 2019	0.14	0.09	208,971
November 2019	0.14	0.06	553,926

PRIOR SALES

The following table summarizes details of the following securities that are not listed or quoted on a marketplace issued by the Company during the year ended October 31, 2020:

Security	Number of Securities	Issue/Exercise Price per Security	Date of Issue
Common Shares	754,000	$0.21	November 14, 2019
Units	5,000,000	$0.10	February 10, 2020
Units	10,000,000	$0.10	May 15, 2020
Common Shares	1,100,000	$0.10	March 27, 2029
Common Shares	620,000	$0.10	May 4, 2020
New Warrants	6,818,182	$0.16 to $0.55	July 10, 2020

ESCROWED SECURITIES

The following table summarizes details of the Company’s securities of each class held, to the Company’s knowledge, in escrow or that are subject to a contractual restriction on transfer as of the Company’s fiscal year end, October 31, 2020:

Designation of class	Number of securities held in escrow or that are subject to a contractual restriction on transfer (as at October 31, 2020)(1)	Percentage of class (as at October 31, 2020)
Common Shares(1)	9,631,062	8.9%

Note:

(1) The Escrowed Securities are held in escrow by Capital Transfer Agency, ULC as escrow agent and depository pursuant to an escrow agreement dated November 15, 2018 (the “Escrow Agreement”). Pursuant to the Escrow Agreement. 10% of such Escrowed Securities were released on the listing date of the Common Shares on the CSE, and 15% every six (6) months thereafter, subject to acceleration provisions provided for in National Policy 46-201 – Escrow for Initial Public Offerings.

DIRECTORS AND OFFICERS

Name, Occupation and Security Holdings

The following table sets forth all current directors and executive officers of the Company as at the date hereof, their principal occupations or employment, the period or periods of service, and the approximate number of voting securities of the Company beneficially owned, directly or indirectly, or over which control or direction is exercised as of the date hereof. The Board currently consists of five directors, to be elected annually. The term of office of each director will be from the date of the meeting at which he or she is elected until the next annual meeting, or until his or her successor is elected or appointed.

Name, Province and Country of Residence, Position	Position Since	Number(1) and Percent(2) of Common Shares Beneficially Owned(4)	Principal Occupation During Past Five Years
J. Obie Strickler(3) Oregon, United States President, CEO and Director	November 15, 2018	31,018,766 (25.4%)	President, Chief Executive Officer and Director of the Company
Michael Johnston CFO and orporate SecretaryC	November 15, 2018	Nil	Chief Financial Officer and Corporate Secretary of the Company
Adam August CFO of Grown Rogue Unlimited, LLC	April 5, 2019	3,938,636 (3.2%)	Current Chief Financial Officer of Grown Rogue Unlimited, LLC; Formerly Vice President of Finance and Treasurer of Harry & David Holdings, Inc.
Rob Rigg Oregon, United States Chief Marketing Officer	December 1, 2018	851,500 (<1%)	Chief Marketing Officer of the Company; Director of Marketing (North America) of Cycling Sports Group from 2017 to 2018; Director (Global Product Marketing & Consumer Insights) of TaylorMade-adidas Golf Company from 2013 to 2016
Ryan Kee Washington, United States Chief Accounting Officer	August 1, 2020	Nil	Certified Public Accountant
Abhilash Patel California, United States Director	November 15, 2018	694,221 (<1%)	Consultant
Stephen Gledhill(3) Ontario, Canada Director	November 15, 2018	283,636 (<1%)	Accountant
Steve Lightman(3) Oregon, United States Director	January 27, 2021	Nil	President 1-800 Flowers Food Group

Name, Province and Country of Residence, Position	Position Since	Number(1) and Percent(2) of Common Shares Beneficially Owned(4)	Principal Occupation During Past Five Years
Sean Conacher Ontario, Canada Director	August 2020	20,000 (<1%)	Chief Executive Officer of Plant-Based Investment Corp. from September 2019 to September 2020; Chief Strategy Officer of Plant-Based Investment Corp. form October 2020 to Present; President & Chief Executive Officer of Scarlet Fire Investment Corp. from January 2014 to Present; Chief Executive Officer of Global Cannabis Innovators Corp. from February 2018 to Present; Former Managing Director of Specialty Finance Partners Corp. from April 2016 to February 2018

Notes:

(1)	The information as to voting securities beneficially owned, controlled or directed, not being within the knowledge of the Company, has been furnished by the respective director and/or executive officer individually.
(2)	Based on 121,990,553 Common Shares issued and outstanding as of the date hereof.
(3)	Member of the Audit Committee.
(4)	The directors and executive officers of the Company, as a group, collectively beneficially own, or control or direct, directly or indirectly, 36,806,759 Common Shares representing approximately 30.2% of the number of Common Shares outstanding as of the date hereof.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

For the purposes of this section “Order” means:

(a)	a cease trade order;

(b)	an order similar to a cease trade order; or

(c)	an order that denied the relevant company access to any exemption under securities legislation;

that was in effect for more than 30 days.

Other than as set out below, none of the directors or executive officers of the Company or any shareholder holding a sufficient number of securities of the Company to materially affect control of the Company:

(a)	is, as of the date of this AIF, or has been, within 10 years before the date of this AIF, a director or executive officer of any company that:

(i)	was the subject of an Order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer;

(ii)	was subject to an Order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or

(iii)	while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceeding, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)	has, within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Other than as set out below, none of the directors or executive officers of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company has, within the last 10 years, been subject to: (i) any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered a settlement agreement with a Canadian securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable investor making an investment decision.

In 2013, Sean Conacher was a trader and designated person at a firm regulated by The Investment Industry Regulatory Association of Canada (“IIROC”). It was determined that between June 2013 and October 2013, Mr. Conacher allowed a U.S. based client to enter orders directly on an IIROC-regulated marketplace through a firm inventory account, and therefore permitted trades to be executed that Mr. Conacher knew, or ought to have reasonably have known, would not comply with applicable regulatory requirements. Mr. Conacher and IIROC subsequently entered into a settlement agreement, resulting in: (i) a fine of $15,000; (ii) a suspension of access to IIROC-regulated marketplaces for three months effective from October 2013; and (iii) costs of $2,000.

On April 25, 2016, CO2 Gro Inc. (formerly BlueOcean NutraSciences Inc.) (“BOC”) applied to the applicable Canadian securities regulatory authorities pursuant to National Policy 12-203 – Cease Trade Orders for Continuous Disclosure Defaults (“Policy 12-203”) for a MCTO, which precluded members of management (including Stephen Gledhill, CFO) from trading BOC common shares until such time as the MCTO is no longer in effect. The MCTO was sought by BOC as it would not be filing its audited annual financial statements, related management discussion and analysis and applicable officer certifications (the “Annual Materials”) by the deadline date of April 29, 2016. On May 9, 2016, the OSC granted a temporary MCTO, effective until May 16, 2016. On May 16, 2016, the OSC issued a permanent MCTO in effect until 2 days following BOC filing its Annual Materials with the applicable regulatory authorities. On July 19, 2016, BOC filed its Annual Materials and on July 21, 2016, the MCTO was lifted.

On January 12, 2016 (further to a TSX Venture Exchange Bulletin dated January 11, 2016), Gemoscan Canada, Inc.’s (“GES”) shares were suspended from trading on the TSX Venture Exchange for failing to maintain exchange requirements, GES having made assignment into bankruptcy. Effective January 13, 2016, GES’s listing was transferred to the NEX. Stephen Gledhill served as CFO of GES from August 2010 to November 2015.

Michael Johnston was subject to a management cease trade order (MCTO) issued by the OSC on September 13, 2017 as a result of Canada House Wellness Group Inc. being unable to file the audited financial statements and MD&A (and related certifications) for the year ended April 30, 2017. The delay occurred because the issuer was denied access to certain records to a subsidiary for which there was an ownership dispute. The MCTO was extended until such time as the interim financial statements and MD&A (and related certifications) for the interim period ended July 31, 2017 were filed. The MCTO was revoked on November 22, 2017 after the financial statements (and related documents) were filed.

Conflicts of Interest

There are no known existing or potential conflicts of interest among the Company and the directors and officers of the Company as a result of their outside business interests except that certain of the directors and officers may serve as directors, officers, promoters and members of management of other companies and therefore it is possible that a conflict may arise between their duties as a director and officer of the Company and their duties as a director, officer, promoter or member of management of such other companies.

The directors and officers of the Company have been advised of the existence of laws governing accountability of directors and officers regarding corporate opportunity and requiring disclosures by directors of conflicts of interest, and the Company will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of the directors or officers. All such conflicts shall be disclosed by such directors or officers and treated in accordance with the applicable laws of British Columbia and the Company’s constating documents.

LEGAL PROCEEDINGS and regulatory actions

The Company was not subject to any material legal proceedings during its most recently completed financial year, nor is the Company or any of its properties a party to or the subject of any such proceedings, and no such proceedings are known to be contemplated. The Company may be involved in routine, non-material litigation arising in the ordinary course of business, from time to time.

There were no penalties or sanctions imposed against the Company by a court relating to provincial and territorial securities legislation or by a securities regulatory authority during its most recently completed financial year, nor have there been any other penalties or sanctions imposed by a court or regulatory body against the Company, and the Company has not entered into any settlement agreements before a court relating to provincial and territorial securities legislation or with a securities regulatory authority.

INTERESTS OF MANAGEMENT IN MATERIAL TRANSACTIONS

To the knowledge of management of the Company, no director or executive officer of the Company, person or company that beneficially owns, controls or directs, directly or indirectly, more than 10% of the Common Shares, or any associate or affiliate of any such persons, has or had any material interest, direct or indirect, in any transaction within the Company’s three most recently completed financial years which has materially affected or is reasonably expected to materially affect the Company or any of its subsidiaries other than as set out elsewhere herein (including, without limitation, the disclosure regarding the Canopy Purchase Option Agreement and the related Golden Harvests Option Agreement).

TRANSFER AGENT AND REGISTRAR

The registrar and transfer agent of the Company is Capital Transfer Agency, ULC, having an address of 390 Bay St Suite 920, Toronto, ON M5H 2Y2.

MATERIAL CONTRACTS

The Company entered into the following material contract during the year ended October 31, 2020 that is still in effect as of the date of this AIF:

●	the Cannabis Growth Voting and Resale Agreement;

a copy of which has been filed on SEDAR under the Company’s issuer profile.

Experts and INTERESTS OF EXPERTS

Dale Matheson Carr-Hilton Labonte LLP (“DMCL LLP”) is the external auditor of the Company. DMCL LLP has audited the consolidated financial statements of the Company as at and for the financial year ended October 31, 2020, which were filed with the Canadian securities regulators on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com. DMCL LLP has informed the Company that it is independent with respect to the Company within the meaning of the Code of Professional Conduct of Chartered Professional Accountants of British Columbia.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found through a database search at SEDAR. Additional information on the Company, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, securities authorized for issuance under equity compensation plans and audit committee disclosure, is contained in the Company’s management information circular dated July 20, 2020, which may be found on SEDAR.

Additional financial information regarding the Company is provided in the Company’s audited annual consolidated financial statements and management’s discussion and analysis for the financial year ended October 31, 2020, which may be found on SEDAR.